     As filed with the Securities and Exchange Commission on April 14, 2000
                                                    Registration No. 333-_______
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------


                             THRIFT MANAGEMENT, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

              FLORIDA                                   5932                                 65-0309540
   -------------------------------           ---------------------------                -------------------
   (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
   Incorporation or Organization)            Classification Code Number)                Identification No.)


                       3141 W. Hallandale Beach Boulevard
                            Hallandale, Florida 33009
                                 (954) 985-8430
--------------------------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)


          3141 W. Hallandale Beach Boulevard, Hallandale, Florida 33009
--------------------------------------------------------------------------------
(Address of Principal Place of Business or Intended Principal Place of Business)


                                  Marc Douglas
                      Chief Executive Officer and President
                             Thrift Management, Inc.
                       3141 W. Hallandale Beach Boulevard
                            Hallandale, Florida 33009
                                 (954) 985-8430
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:
                              Dale S. Bergman, P.A.
                              Nina S. Gordon, P.A.
                                Broad and Cassel
                      201 South Biscayne Blvd., Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9400

                                ----------------

                Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                ----------------

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

                         CALCULATION OF REGISTRATION FEE

Title of Shares to be          Amount to Be          Proposed Maximum               Proposed Maximum              Amount of
    Registered                  Registered      Offering Price Per Unit(1)      Aggregate Offering Price       Registration Fee
---------------------         -------------     --------------------------      ------------------------       ----------------
Common stock, $.01            1,350,000 shares        $2.6875                       $3,628,125                     $957.83
par value

Common stock, $.01              150,000 shares        $1.6250                       $  243,750                     $ 64.35
par value(2)

Common stock, $.01               38,000 shares        $2.0000                       $   76,000                     $ 20.06
par value(2)

Common stock, $.01               25,000 shares        $3.1250                       $   78,125                     $ 20.62
par value(2)

                                                                                       TOTAL FEE:               $ 1,062.86


-------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(2) Includes shares issuable upon the exercise of various options and warrants having exercise prices ranging from $1.625 to $3.125 per share, which exercise prices were used as the proposed maximum offering price per share. Also includes additional shares issuable under the anti-dilution provisions of the options and warrants listed.

         The Registration Statement also includes an indeterminate number of shares of common stock that may become issuable to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments, which are included pursuant to Rule 416 under the Securities Act of 1933.

         Pursuant to Rule 429, this Registration Statement serves as Post-Effective Amendment No. 3 to the Company's Registration Statement on Form SB-2 (File No. 33-05190-A).



================================================================================

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                   SUBJECT TO COMPLETION DATED APRIL 14, 2000


                        1,563,000 SHARES OF COMMON STOCK




                            THRIFT MANAGEMENT, INC.



         We are registering the following shares:

         o 300,000 shares held by certain shareholders, including our president and chief executive officer

         o 213,000 shares issuable upon the exercise of options held by our directors and executive officers

         o 1,050,000 shares issuable upon conversion of a debenture and exercise of warrants held by unrelated third parties.

         We will pay the expenses of registering these shares.

         Our common stock is quoted on the OTC Bulletin Board under the symbol "THMM." On April 12, 2000, the last reported price for our common stock on the OTC Bulletin Board was $2.00 per share.


         YOU SHOULD CAREFULLY CONSIDER THE SECTION TITLED "RISKS OF INVESTING IN OUR SHARES" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                                ----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------



              THE DATE OF THIS PROSPECTUS IS _______________, 2000



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
SUMMARY ..................................................................................       1

FORWARD-LOOKING STATEMENTS ...............................................................       3

RISKS OF INVESTING IN OUR SHARES .........................................................       4

DIVIDEND POLICY ..........................................................................       7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ....       8

ABOUT THRIFT MANAGEMENT ..................................................................      12

MANAGEMENT ...............................................................................      18

PRINCIPAL AND SELLING SHAREHOLDERS .......................................................      24

CERTAIN TRANSACTIONS .....................................................................      26

OUR SECURITIES ...........................................................................      27

SHARES ELIGIBLE FOR FUTURE SALE ..........................................................      29

HOW THE SHARES MAY BE DISTRIBUTED ........................................................      30

LEGAL MATTERS ............................................................................      31

EXPERTS ..................................................................................      31

WHERE YOU CAN FIND MORE INFORMATION ......................................................      31


                                ----------------


Pursuant to Rule 429 under the Securities Act of 1933, this prospectus also covers 900,000 units exercisable upon the exercise of 90,000 warrants issued to the managing underwriter of our December 1996 initial public offering. The 90,000 warrants issued to the underwriter may be exercised at a price of $9.49 per unit at any time through December 2001. Each unit consists of one share of common stock and the warrant to purchase an additional share of our common stock at a price of $5.00 per share at any time through December 2002. These warrants included in the units are redeemable by us for $.10 per warrant upon 30 days' notice if the closing bid price of our common stock exceeds 150% of the exercise price for 20 consecutive trading days ending on the 15th day before we give notice of redemption.

                                     SUMMARY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS.

THRIFT MANAGEMENT

GENERAL

         Thrift Management, Inc. manages and operates thrift stores, which sell new and used clothing, miscellaneous household items, furniture, antiques and other items at discounted prices. We currently operate seven thrift stores in Florida. We obtain our inventory primarily from donations made to charities. We enter into contracts with these charities to solicit and collect merchandise on their behalf, in exchange for which we pay the charities a fee based on gross sales. We also purchase merchandise in bulk from various independent contract collectors.

         We have solicitation and purchasing agreements with three charities in the South Florida area, the Missing Children Awareness Foundation, Temple Beth Ahm Israel and the Samuel M. and Helen Soref Jewish Community Center, Inc. We are registered with the Department of Agriculture and Consumer Affairs of the State of Florida as a professional solicitor. The charities receive a percentage of gross revenues from the sale of the donated merchandise. The charities benefit from our expertise in soliciting and reselling donated goods by realizing a higher return on sales than the charity would make if it sold the goods on its own.

         We use direct mail, newspaper advertising and telemarketing to solicit donations for our client charities. We also solicit donations through direct door-to-door solicitation programs. We use approximately 20 trucks to make scheduled pick-ups of donated goods. In addition, we operate 5 manned donation trailers on behalf of the Missing Children Awareness Foundation. We give donors a receipt documenting what they donate and then take merchandise to our stores, where we inspect, sort, price, tag and display the merchandise for sale. We sell items that are not sold in the stores to bulk exporters, who ship the goods to countries in the Caribbean, Central and South America and Eastern Europe.

         We position our outlets on heavily traveled streets and preferably in the vicinity of other thrift shops. We believe that competition, rather than being a limiting factor as it is in many other industries, actually encourages sales because the close proximity of other thrift stores attracts customers to the area to shop for bargains.

         We have also recently established a new subsidiary, Collectiblesandart.com, Inc., to offer unique antiques, collectibles and art on our collectiblesandart.com website. We expect that our collectiblesandart.com website will be operational on a limited basis in the second quarter of 2000.

         We were incorporated in Florida in July 1991. Our executive offices are located at 3141 W. Hallandale Beach Boulevard, Hallandale, Florida 33009, telephone number (305) 985-8430.

                                  THE OFFERING

Securities Offered by the
  Selling Shareholders...........   300,000 shares of common stock owned by
                                    shareholders including our chief executive officer and president. See "Our Securities."

                                    213,000 shares of common stock underlying options held by our directors and executive officers.

                                    1,050,000 shares of common stock underlying a convertible debenture and warrants held by third parties.

Common Stock Outstanding.........   2,342,210 shares

Risk Factors.....................   The shares offered under this prospectus
                                    involve a high degree of risk. See "Risk of Investing in Our Shares."

Use of Proceeds..................   We will receive no proceeds from the sale of
                                    the shares being offered by the selling
                                    shareholders under this prospectus.

OTC Bulletin Board Symbol........   THMM

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following is a summary of our consolidated financial statements, which are included elsewhere in this prospectus, and should be read in conjunction with those financial statements.





                                                          For the Years Ended
                                                   -------------------------------
                                                   December 26,       December 27,
                                                      1999              1998
                                                   ------------      -------------
STATEMENT OF OPERATIONS DATA:
Net sales ...................................      $ 9,202,067       $ 8,848,337
Gross profit ................................        3,438,043         3,063,703
(Loss) before income tax (benefit) ..........         (679,811)       (1,101,444)
Income tax benefit ..........................               --           429,000
                                                   -----------       -----------
Net (loss) ..................................      $  (679,811)      $  (672,444)
                                                   ===========       ===========
SHARE DATA:
Loss per common share - basic and diluted ...      $     (0.31)      $     (0.31)
                                                   ===========       ===========
Weighted average number of
common shares outstanding - basic and diluted        2,197,948         2,161,250
                                                   ===========       ===========



                                                      As of
                                                   December 26,
                                                       1999
                                                   ------------
BALANCE SHEET DATA:
Cash ........................................      $   186,666
Total current assets ........................      $ 1,419,674
Total assets ................................      $ 2,771,959
Total current liabilities ...................      $   496,324
Stockholders' equity ........................      $ 2,275,635


                           FORWARD-LOOKING STATEMENTS

         Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" and similar expressions or variations.

         Differences in actual results may be caused by factors such as those discussed in "Risks of Investing in Our Shares" below as well as those discussed elsewhere in this prospectus and in our filings with the SEC.

                        RISKS OF INVESTING IN OUR SHARES

         THE SHARES OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS, AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE INVESTING.

         WE HAVE A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR OPERATING PLAN. We achieved net income of $263,942 for the year ended December 31, 1997, but had a net loss of ($672,444) for the year ended December 27, 1998 and a net loss of ($679,811) for the year ended December 26, 1999. The Company cannot assure that it will be able to operate profitably in the near future.

         WE DEPEND HEAVILY ON CHARITABLE DONATIONS FOR OUR INVENTORY AND CHANGES IN DONATION PATTERNS COULD AFFECT OUR BUSINESS. Our operations depend significantly on charitable donations of clothing and other items. If there is a change in the federal income tax law eliminating the charitable contribution deduction, it is likely that the number of people donating and the number of items donated would significantly decrease. Our primary source of revenue is the sale of the donated merchandise; therefore, a change in the tax law could hurt our business, operations, revenues and prospects.

         WE DEPEND ON A LIMITED NUMBER OF CHARITIES. We currently have solicitation and purchasing agreements with three charities. A substantial portion of the merchandise inventory offered in our thrift stores is obtained as a result of donations made to these three charities as well as outside purchased goods. We bear all costs of and assume all responsibility for soliciting the donations and operating the thrift stores, and paying the charities a percentage of gross sales. Our operations, revenues and prospects could be materially adversely affected if any of these charities defaulted upon or failed to renew their contracts.

         OUR COMMON STOCK TRADES ON THE OTC BULLETIN BOARD, WHICH MAY MAKE IT MORE DIFFICULT TO DISPOSE OF THE SHARES. Our common stock currently trades on the OTC Bulletin Board and is not listed for trading on the Nasdaq system. As a result, you may find it more difficult to dispose of our common stock, or to obtain adequate quotations for the price of our common stock.

         THE SEC "PENNY STOCK" RULES MAY MAKE IT MORE DIFFICULT TO DISPOSE OF OUR COMMON STOCK. The SEC generally defines "penny stock" as securities with a market or exercise price of less than $5.00 per share. Our common stock is currently trading below $5.00. We are therefore subject to the SEC "penny stock" rules, which impose additional restrictions on the sale of our common stock. These restrictions may make it more difficult for you to sell your securities. Broker-dealers must comply with the following:

         o deliver a disclosure schedule regarding the penny stock market;

         o        determine investor suitability;

         o receive a written agreement from the purchaser prior to the sale; and

         o send holders monthly statements disclosing recent price information and information on the limited market.

These rules may adversely effect the liquidity of the market for our common stock.

         OUR MANAGEMENT CURRENTLY CONTROLS THE MAJORITY OF OUR OUTSTANDING COMMON STOCK AND, AS A RESULT, WILL BE ABLE TO CONTROL THE ELECTION OF OUR BOARD OF DIRECTORS. Our officers and directors currently own, in the aggregate, approximately 58.3% of the issued and outstanding shares of our common stock. In addition, Marc Douglas, our chief executive officer and president, beneficially owns 250,000 shares of Series A Preferred Stock. Mr. Douglas therefore holds approximately 76.2% of the voting power of our outstanding voting shares. As a result, you will be unable to control the election of our Board of Directors.

         WE ARE SUBJECT TO GOVERNMENTAL REGULATION FOR THE SOLICITATION OF DONATIONS. We must register as a professional solicitor with the Department of Agriculture and Consumer Affairs of the State of Florida in order to solicit donations. The Department of Agriculture and Consumer Affairs oversees these types of activities and imposes strict regulations including posting a surety bond. We could be subject to disciplinary action, such as significant fines and penalties or suspension or revocation of our license, if we fail to comply with the regulations imposed by the Department of Agriculture and Consumer Affairs. This disciplinary action, if taken, would likely have a material adverse effect on our operations, revenues and prospects.

         WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS. The successful expansion of our operations will depend on our ability to:

         o        secure suitable sites for our outlets,

         o        obtain leases on favorable terms,

         o        ensure adequate supplies of merchandise for sale, and

         o        hire, train and retain qualified personnel.

         We may not be successful with any of these efforts and this could hurt our prospects.

         We currently believe we can obtain additional merchandise by increasing our charity advertising to encourage donations, by seeking arrangements with additional charities, or by seeking additional sources of merchandise, such as arrangements with other independent contract collectors. We cannot assure that we will be successful with any of these efforts.

         WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS THROUGH ACQUISITION. If we decide to expand through acquisitions, we would use cash, notes or shares of our capital stock. The use of cash, notes or stock would depend, in part, on our available working capital or other sources of funds. We do not currently anticipate incurring external debt to fund any such acquisitions. Management may determine, however, that the use of debt to fund an acquisition may be advantageous based on the prevailing market interest rates, the cost of funds available to us, and the extent of revenues generated by the acquisition candidate. If we were able to obtain this debt financing on acceptable terms, it would result in an ongoing interest obligation to the Company.

         If we decide to issue shares of our capital stock in an acquisition, it could dilute our earnings on a per share basis. In addition, it could result in an additional ongoing dividend obligation, depending on the terms of the stock issued.

         WE DEPEND ON THE EXPERIENCE OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL. Our business is dependent upon the experience of our executive officers and key personnel, all of whom are familiar with the specific processes of soliciting donations and selling donated merchandise through thrift shops. The loss of services of Marc Douglas or any of our officers could hurt our business. We are a party to employment agreements with Mr. Douglas, our chief executive officer and president, and Stephen L. Wiley, our chief financial officer. Our other executive officers and most of our key employees are unrestricted by any contractual prohibitions and are free to leave at any time in order to work for competitors or to pursue other opportunities. We do not maintain "key man" insurance on Mr. Douglas or any other officer or key employee.

         WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE FOR DONATIONS OR SALES OF OUR GOODS. If we cannot solicit sufficient merchandise or attract sufficient customers to our stores this may hurt our business. We compete for donations of merchandise and sales with other thrift stores. In addition, we compete with a number of general retail stores that offer new goods at discounted prices. Some of these general retail stores have greater resources than the company and can attract more customers.

         OUR RESULTS OF OPERATIONS MAY BE AFFECTED BY THE SEASONAL NATURE OF THE FLORIDA MARKET. Our operations are currently located in South and Central Florida, which have numerous part-time residents during the winter. Our results of operations reflect the seasonal nature of these markets, with donations and sales of merchandise being higher in the winter months.

         WE DO NOT PLAN TO PAY DIVIDENDS IN THE NEAR FUTURE. We have not paid cash dividends and the Board of Directors does not currently contemplate paying cash dividends on our common stock. Any decisions as to the payment of cash dividends on the common stock will depend on our ability to generate earnings, our need for capital, our overall financial condition, and such other factors as the Board of Directors deems relevant.

         THE ISSUANCE OF PREFERRED STOCK MAY PREVENT A CHANGE IN CONTROL. Our Articles of Incorporation authorize the issuance of 1,500,000 shares of "blank check" preferred stock on the terms established by our Board of Directors. The Board of Directors is empowered, without shareholder approval, to issue additional shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Shares of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. The Company currently has outstanding 250,000 shares of Series A Preferred Stock, which were issued to Marc Douglas, our president and chief executive officer.

         OUR STOCK PRICE MAY BE ADVERSELY AFFECTED IF THE NUMBER OF INVESTORS SELLING THEIR SHARES IN THE OPEN MARKET INCREASES. As of the date of this prospectus, 50.2 % of the shares of our outstanding common stock are restricted securities as defined in Rule 144 under the Securities Act. The majority of these restricted shares of common stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders, including the common stock covered by this prospectus. This will permit the sale of registered shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.

                                 DIVIDEND POLICY

         We do not currently contemplate paying cash dividends for the foreseeable future, but instead we plan to retain any earnings to fund our growth. The decision to pay dividends on our common stock in the future will depend on our ability to generate earnings, our need for capital, our overall financial condition and such other factors as our Board of Directors deems relevant.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock trades under the symbol "THMM" on the OTC Bulletin Board operated by the NASDAQ Stock Market, Inc. These quotations reflect inter-dealer prices, without retail mark-up, mark down or commission, and may not represent actual transactions.

             Quarter Ended                    High              Low
             -------------                 ---------         ---------
         March 31, 1998                    $  2.3750         $  1.7500
         June 30, 1998                     $  2.6250         $  2.0000
         September 30, 1998                $  4.4600         $  3.5000
         December 31, 1998                 $  1.7500         $  0.9375
         March 31, 1999                    $  1.5000         $  0.8750
         June 30, 1999                     $  4.6250         $  1.2500
         September 30, 1999                $  6.5225         $  4.0000
         December 31, 1999                 $  5.8750         $  4.1250

HOLDERS

         As of April 10, 2000, there were approximately 22 holders of record of the common stock. We believe that our common stock is held by in excess of 400 beneficial holders.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes included elsewhere in this prospectus.

GENERAL

         We organized in July 1991 to operate retail thrift stores that would offer new and used articles of clothing, furniture, miscellaneous household items and antiques. We are registered with the State of Florida as a professional solicitor. We obtain merchandise primarily from two sources: (i) purchase contracts with charitable organizations in return for a fee based on gross sales; and (ii) various independent contract collectors who sell us merchandise in bulk.

         Items from our stores that remain unsold are sold in bulk to exporters, which ship the items to countries throughout the Caribbean, Central and South America, and Eastern Europe. Through our subsidiaries, we currently operate seven retail stores. Hallandale Thrift Management, Inc., or HTMI, one of our subsidiaries, solicits donations on behalf of the charities through direct mailings, newspaper advertising and telemarketing. HTMI is, in addition, responsible for picking up the donated merchandise throughout the communities surrounding our stores.

         In January 1998, we adopted a 52/53 week retail reporting calendar, which means all our accounting periods end on a Sunday.

RESULTS OF OPERATIONS

         We recognize merchandise sales when the customer pays for the merchandise and exits our store. Our merchandise inventories consist of donated and purchased used clothing, furniture, miscellaneous household items and antiques. We assign a value to our purchased and donated inventories by using the retail method of accounting which includes all costs incurred in bringing the merchandise to the selling floor. These costs include advertising, marketing, transportation, and grading and processing costs plus commissions paid to the sponsoring charitable organization.

YEAR ENDED DECEMBER 26, 1999 AS COMPARED TO YEAR ENDED DECEMBER 27, 1998

         Revenues for the years ended December 26, 1999 and December 27, 1998 totaled $9,202,067 and $8,848,337, respectively. Revenues increased by $353,730, or 4.0%, for 1999, as compared to 1998. The Company's gross profit for 1999 increased to $3,438,043 as compared to $3,063,703 for 1998 and the Company's gross profit margins for 1999 increased to 37.4% versus 34.6% for 1998.

         The net increase in the Company's sales during 1999, as compared to 1998, is attributable to the following:

         1) Sales of the new Pompano Beach store, which opened on August 14, 1998, accounted for $227,610 of the increase.

         2) Sales of the new Orlando store, which opened February 19, 1999, accounted for $522,381 of the increase.

         3) Sales of the five stores opened prior to 1998 decreased $407,262, or 4.7%, offsetting some of the increase due to the new stores. An aggressive retail price increase was implemented in early 1999 which resulted in decreased store traffic and related sales revenue. This price increase was rescinded in the third quarter and store traffic and sales trends are improving.

         The Company's gross profits for 1999 increased by 12.2% as compared to 1998, and the gross margins for 1999, as compared to 1998, increased by 2.8% points to 37.4% from 34.6% for 1998. The improvement of the gross margins is attributable to several different factors including the stabilizing of rag sale prices and the decreasing reliance of purchased goods.

         The Company has two sources for merchandise, direct donated goods through the charities with which it has entered into purchase agreements and the purchase in bulk from various independent contract collectors. The cost to the Company of direct donated goods is less than the cost to the Company of goods purchased from independent contract collectors. In 1999, the Company decreased its bulk purchases from independent contract collectors by 46.5% compared to 1998, while sales increased 4.0% over the same period.

         In addition to the Company's direct mail solicitation program, in 1997 the Company began operating manned donation trailers as an additional source of donated merchandise. In 1998, the Company began operating a solicitation phone room using a 16-station automated phone dialer, and in 1999 the Company began a door-to-door solicitation program as additional sources of merchandise. In 1998, the Company also entered into a solicitation and purchasing agreement with the Samuel M. and Helene Soref Jewish Community Center, a new charity for the Company.

         These new solicitation programs have significantly decreased the Company's reliance on merchandise purchases from independent contract collectors resulting in an improvement in its gross profit margins.

         The Company's operating expenses for 1999 were $4,149,440 (or 45.1% of sales) as compared to $4,241,322 (or 47.9% of sales) for 1998 representing a decrease of $91,882, or 2.2%. The 1999 operating expenses for the new Pompano Beach store, which opened in August 1998, increased $64,801, as result of being open for a full year in 1999. The 1999 operating expenses increased by an additional $245,389 due to the additional operating expenses associated with the new Orlando store, which opened in February 1999. The operating expenses of the five other stores decreased $141,306. The corporate overhead expenses decreased $260,766 primarily due to reduction of professional fees.

         The 1999 loss before income tax benefit was $679,812 as compared to the 1998 loss before income tax benefit of $1,101,444. The $421,632 decrease in loss before income tax benefit is due primarily to the $374,340 increase in gross profit and the $91,882 decrease in operating expenses.

         For the year ended December 27, 1998, the Company recorded an income tax benefit amounting to $429,000. For the year ended December 26, 1999, the Company had an income tax benefit amounting to $259,000. The Company recorded a 100% valuation allowance because the realization of this tax benefit is not considered probable.

LIQUIDITY AND CAPITAL RESOURCES

         At December 26, 1999, the Company had working capital of $923,350 as compared to $1,035,123 at December 27, 1998. For 1999, cash decreased by $686,675 as compared to a decrease of $1,329,199 in 1998, which was principally as a result of the Company's operating losses.

         Net cash used in operations for 1999 amounted to $460,872 as compared to $724,209 net cash used in operations in 1998, or a reduction of $263,337, reflecting the receipt of refundable income taxes totaling $110,351 in 1999 partially offset by the $311,000 deferred income tax benefit recorded in 1998 as compared to none in 1999.

         Net cash used in investing activities for 1999 and 1998 amounted to $216,667 and $508,429, respectively. Net cash used in investing activities in 1999 reflected a $291,762 decrease in capital expenditures.

         Net cash used in financing activities for 1999 amounted to $9,136 as compared to $96,561 in 1998. Both years reflect the Company's redemption of its warrants. In addition, the exercise of warrants and options resulted in proceeds to the Company of $16,050 and $60,580, respectively. No warrants or options were exercised during 1998.

         During December 1998, the Company reduced the exercise price on the 1,500,000 redeemable warrants from $5.00 to $1.50 per warrant. A total of 10,700 warrants were exercised at a $1.50 per share and the remaining warrants were redeemed by the Company for $.10 per warrant.

         In March 2000, we completed a private placement of a 7% convertible debenture with a principal amount of $1,000,000. The debenture matures and automatically converts into shares of our common stock on March 21, 2003. The debenture is convertible into shares of common stock at a conversion price equal to the lower of (i) 80% of the five-day average closing bid price as reported by Bloomberg L.P. for the five consecutive trading days prior to the conversion date or (ii) 80% of the five-day average closing bid price as reported on Bloomberg, L.P. for the five consecutive trading days prior to the issuance of the debenture, subject to adjustment as provided in the debenture. Interest on the debenture is payable at the time of conversion in cash or in shares of common stock, at our option.

         The net proceeds to us from the sale of the debenture totaled $825,000. The placement agent received a cash commission of $130,000, plus reimbursement of legal fees, and a five-year warrant to purchase 50,000 shares of our common stock at an exercise price equal to 110% of the conversion price of the debenture, subject to adjustment under the terms of the warrant.

         We believe with the current sales trends, the continuing improvement in our gross profit margins and cost reductions and the proceeds from the private placement transaction that our current capital resources and cash flow from our operations will be sufficient to meet our anticipated working capital requirements through at least 2000.

INFLATION AND SEASONALITY

         Although we cannot accurately determine precisely the effects of inflation, we do not believe that inflation currently has a material effect on our sales or results of operations.

         Our operations are located in South and Central Florida, which have numerous part-time residents during the winter. Our results of operations reflect the seasonal nature of this market, with donations and sales of merchandise higher in the winter months.

                             ABOUT THRIFT MANAGEMENT


GENERAL

         We operate thrift stores, which sell new and used clothing, miscellaneous household items, furniture, bric-a-brac and antiques at discounted prices. We currently manage and operate seven thrift stores in Florida, two in Hallandale, Florida, one in Margate, Florida, one in Lauderdale Lakes, Florida, one in Hialeah, Florida, one in Pompano Beach, Florida, and one in Orlando, Florida. We have contracts with different charities to solicit goods from donors and to purchase those goods. We obtain our inventory primarily from the donations made to these charities. We also purchase merchandise in bulk from various independent contract collectors.

INVENTORY COLLECTION

         A substantial portion of the merchandise offered in our thrift stores is obtained as the result of donations made to charities. We enter into a contract with a participating charity to solicit donations of merchandise on behalf of the charity, pick-up and sort donated merchandise and resell the merchandise, principally through our thrift stores. We bear all costs of and assume all responsibility for soliciting donations and operating our thrift stores. We pay the charity a percentage of gross sales for all merchandise. We believe that such amount is comparable to, if not better than, what the charity would typically earn if it operated its own thrift store because they would have to bear the costs of soliciting and collecting donated merchandise, rent and other operating costs for the thrift store and hiring of personnel. Moreover, we believe that our experience in soliciting donations of and reselling merchandise make our services attractive to charities, which may have little experience in the field.

         We currently have contracts with the Missing Children Awareness Foundation, Temple Beth Ahm Israel, and the Samuel M. and Helen Soref Jewish Community Center, Inc. We believe that our arrangements with these charities will allow us to generate an adequate amount of donated merchandise for our present operations. As we expand our operations, we may seek arrangements with additional charities. There can be no assurance, however, that we will be able to successfully do so.

         We supplement the inventory received from charitable donations by purchasing merchandise in bulk from various independent contract collectors.

THRIFT STORE OPERATIONS

         We use approximately 20 trucks to make scheduled pick-ups of donated merchandise. In addition, we operate 5 manned Missing Children Awareness Foundation trailers. At the manned trailers, we give donors a receipt documenting what they donate.

         Following pick-up, we take the merchandise to the appropriate thrift store where we sort and inspect it. Unsuitable items, such as those that are broken, badly stained or torn, are either discarded or sold in bulk to exporters. The bulk exporters currently pay us an average of $0.11 per pound and resell the items in countries in the Caribbean, Central and South America and Eastern Europe. Goods deemed suitable for sale in our thrift stores are priced and date-coded by color. Pricing is for the most part subjective and is based upon our experience of how much a customer is willing to pay for a particular type of item.

         The majority of our sales revenue is from the sale of clothing. We also sell other items, including furniture, bric-a-brac, antiques, small appliances, such as toasters, stereos and televisions, linens and domestics, toys, books, records and jewelry. We sell furniture in three of our stores.

         Sales areas are well lighted and merchandise is displayed in loose arrangements to promote browsing. Apparel is grouped and displayed by sex, type and color. For example, all women's blouses are hung together by color. Furniture items, which include brown goods, case goods, and upholstered pieces, requiring minor repairs, such as loose legs or cracked parts, are repaired by our employees prior to display. Furniture and small appliances are sold "as is."

         In order to tempt the frequent shopper and control inventory levels, we encourage rapid inventory turnover and display new merchandise on a daily basis. For example, apparel items are generally allowed to remain in inventory for up to four weeks, during this time the prices of the items are subject to weekly markdowns. Merchandise remaining unsold at the end of a specified time period is removed from inventory and sold in bulk to exporters.

         In order to provide convenient shopping hours for customers, our thrift stores are open from 9:00 a.m. until 7:00 p.m. on Monday, Tuesday, Thursday and Saturday; from 9:00 a.m. until 9:00 p.m. on Wednesday and Friday; and from 10:00 a.m. until 5:00 p.m. on Sunday.

MARKETING

         We use telemarketing, direct mail, newspaper advertising and door-to-door solicitation programs to solicit donations for our client charities. We began our telemarketing efforts in the third quarter of 1998 with a large sophisticated phone operation. The phone room operates with two 8-station automated phone dialers and approximately 20 part-time phone solicitors.

         Another one of our modes of soliciting donations is through direct mail, using a colored 5-1/2" x 8-1/2" postcard, which we send to between 50,000 and 75,000 households per week. We target our mailings to selected zip codes in Miami-Dade, Broward and Palm Beach counties in South Florida. The post card prominently bears the name of the charity sponsor and a telephone number to call to offer donations. Supporting this effort is a team of telemarketers who field pick-up calls and who telephone previous donors to solicit additional merchandise donations. In order to encourage repeat donations, we endeavor to provide prompt and courteous pick-up of donated merchandise. We supplement our direct mail efforts through advertising in local publications. In 1997, we began operating manned Missing Children Awareness Foundation donation trailers, located primarily in high-traffic retail strip centers.

         In the first quarter of 1999, we also began soliciting donated goods through direct door-to-door soliciting efforts in Orlando and in the fourth quarter of 1999 in South Florida.

         Our customers can be classified into three general categories: (i) shoppers who must clothe and supply their family on a limited budget, (ii) "bargain hunters" who look for quality items in bric-a-brac, antiques and new or nearly new clothing, and (iii) dealers in antiques and clothing, flea market operators and wholesalers who are seeking merchandise for their own operations. Since many of our customers are repeat shoppers who frequently visit our thrift stores searching for bargains, we seek to introduce new merchandise on a daily basis and display merchandise in a manner designed to encourage browsing.

         We also seek to attract customers to our outlets by locating them in the vicinity of other thrift stores, which we believe attracts potential customers to the area and through the use of high visibility signage.

STORE LOCATIONS

         The following sets forth information with respect to our seven thrift stores:

                                                            Approximate                     Lease
Location                      Date Opened                  Square Footage                Exp./Renewal
--------                      -----------                  --------------                ------------
3149 W.                       August 1986                       8,300                   April 2001/
Hallandale                                                                              one five-year
Beach Boulevard                                                                         renewal option
Hallandale, FL

3141 W.                       August 1992                      15,000                   April 2001/
Hallandale                                                                              one five-year
Beach Boulevard                                                                         renewal option
Hallandale, FL

901 E. Tenth Ave              November 1992                    10,500                   October 2004
Hialeah, FL

1041 N. State Rd. 7           November 1995                    10,050                   November 2005/
                                                                                        one five-year
                                                                                        renewal option

3200 N. State Road            July 1997                        29,000                   June 2002/
Lauderdale Lakes, FL                                                                    two five-year
                                                                                        renewal options

1028 E. Sample Road           August 1998                       8,990                   July 2003/
Pompano Beach, FL                                                                       two five-year
                                                                                        renewal options

5401 W. Colonial Dr.          February 1999                    10,802                   June 2004/
Orlando, FL                                                                             two five-year
                                                                                        renewal options



Aggregate monthly rental for our seven thrift stores is approximately $60,000.

         We seek to locate our outlets in lower socio-economic neighborhoods that have a high concentration of potential customers. If possible, we also seek locations in the vicinity of other thrift stores, which serves to attract the potential customer base to the area. In addition, we seek locations on highly traveled streets with adequate on-site parking and the availability under zoning ordinances of high visibility signage. We believe that numerous adequate locations exist, such as former supermarkets, drug stores and discount outlets, that meet our criteria for store locations and that can be leased at reasonable rates. We are actively seeking additional store locations. There can be no assurances, however, that we will be able to identify additional suitable locations or, once identified, negotiate acceptable lease terms.

EXPANSION STRATEGY

         Our strategy is to expand our operations by opening additional thrift stores or acquiring existing thrift stores or other businesses related to our current operations. Our strategy is to expand in other counties in Florida, and possibly also in various out-of-state locations. We anticipate that our new stores will range from 10,000 to 15,000 square feet with smaller stores selling men's, women's and children's apparel, accessories, shoes and linens, with larger stores also selling bric-a-brac, household items and furniture.

         Our ability to expand our chain of thrift stores will depend on, among other things, having adequate financing to effect our expansion plans, securing suitable locations and obtaining sufficient merchandise. There can be no assurance that we will be able to open any additional thrift stores or that any thrift stores so opened will be profitable.

         We believe our new Internet subsidiary, Collectiblesandart.com, is an integral component of our expansion strategy. Collectiblesandart.com will focus on collectibles, art and antiques. We expect to have our website operational in the second quarter of 2000.

         An additional area of potential expansion is the direct export of certain merchandise. Currently, donated merchandise that is unsuitable for sale, as well as merchandise that remains in inventory beyond a specific time period, is sold in bulk to exporters who resell the items in countries in the Caribbean, Central and South America, and Eastern Europe. As we open additional thrift stores, we expect that the volume of bulk merchandise available for export will increase and it will be economically advantageous to export such merchandise directly. In order to do so, we will need to establish a separate facility to receive, sort and grade the export merchandise, bale it and otherwise prepare the merchandise for shipment. There can be no assurance that our operations will generate a sufficient amount of bulk merchandise to enable us to begin direct export of such merchandise, that we will have the necessary financing to establish the needed facility if we elect to do so, or that if we expand into this field of business, that we can do so successfully or profitably.

         We may also, from time to time, identify one or more established thrift stores or other businesses related to our current operations, such as wholesale export businesses, as possible acquisition candidates. Our criteria for identifying existing stores as possible acquisition candidates are similar to those used by us when identifying locations for new stores. We would consider whether an existing store would be an acquisition candidate based on the store's proximity to lower socio-economic neighborhoods and to other thrift stores; the store's location on highly traveled streets with adequate on-site parking and permitted high-visibility signage; the store's size; the store's profitability; the terms of the existing lease, if any; and the anticipated purchase price. The criteria for identifying other businesses as acquisition candidates would be based on the geographic area of the business' operations; the financial condition of the business, including the nature of the assets used in its operations; the value of any goodwill associated with the business; the business' profitability; the anticipated purchase price; and such other criteria as are deemed relevant by our Board of Directors. We do not at the present time expect that any such existing stores or businesses would be acquired from or in a transaction involving our management, principal shareholders or other affiliates.

         Such acquisitions would be consummated in exchange for combinations of cash, notes, shares of our capital stock and options to purchase shares of our capital stock, depending, in part, on our available working capital or other sources of funds and our anticipated capital needs at the time of the proposed acquisition. Although we do not currently anticipate incurring debt to fund any such acquisitions, management may determine that, depending on prevailing market interest rates, the cost of funds available to us, and the extent of revenues generated by the acquisition candidate, the use of debt to fund an acquisition may be advantageous to us. Such debt would result in an ongoing interest expense obligation for us, however.

         Our earnings per share may be diluted. Issuance of shares of our capital stock in an acquisition would enable us to preserve our cash, but could have the effect of diluting our earnings on a per share basis or diluting the voting control of existing shareholders, and could result in an additional ongoing dividend obligation, depending on the terms of the stock issued.

         There can be no assurance that we would be able to negotiate with any such stores or other businesses or, even if negotiations are undertaken, that we would be able to consummate any such acquisitions.

COMPETITION

         We face competition from a variety of discount retail stores. We compete for donations of merchandise and with other thrift stores for sales. Some of such other thrift stores are located in the vicinity of our outlets. We believe, however, that other thrift stores located in close proximity allow customers to shop around for the best choices and as a result be more efficient shoppers, which encourages business. In addition to other thrift stores that sell used goods, low-end discounters such as K-Mart and Wal-Mart, which offer new clothing, housewares and furniture at deep discount prices, compete with us to a lesser extent. These competitors generally have greater financial and other resources than we do.

         Our new Internet subsidiary faces competition from a variety of Internet companies as well as traditional retailers. We believe the design of our website which focuses on collectibles, art and antiques only will allow us to compete successfully. The Internet competitors generally have greater financial and other resources than the company.

GOVERNMENT REGULATION

         In order to solicit donations of merchandise on behalf of charities, we must be registered as a professional solicitor with and are subject to oversight by the Department of Agriculture and Consumer Affairs of the State of Florida. In the event we expand our operations to other states, we will likely be subject to similar licensing and oversight in those jurisdictions. As a professional solicitor, our personnel are required to comply with various regulations governing the manner and terms of solicitations, including, among other things, the requirement to post a surety bond. Failure to comply with these regulations could result in disciplinary action including significant fines and penalties or suspension or revocation of licenses. Such disciplinary action, if taken, would likely have a material adverse effect on our operations, revenues and prospects.

EMPLOYEES

         We currently employ approximately 325 full-time employees. None of our employees are members of labor unions. We believe that we enjoy satisfactory relations with our employees.

PROPERTIES

         Our executive offices occupy a portion of our thrift store located at 3141 W. Hallandale Beach Boulevard, Hallandale, Florida 33009. See "Store Locations" above for more information, including the rental payments, regarding our other store locations.

LITIGATION

         We are not currently a party to any action, proceeding or litigation, which, if adversely determined, would have a material adverse effect on our business, operations, revenues and prospects.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company are as follows:

                                                                                                      Director
Name                               Age               Position                                           Since
----                               ---               --------                                         ---------
Marc Douglas                       41                President, Chief Executive Officer                 1996
                                                     and Director

Ileen Little                       62                Vice President, Secretary and Director             1991


Stephen L. Wiley                   60                Chief Financial Officer and Director               1997


Jay M. Haft                        64                Director                                           1998


Howard L. Rothchild                65                Director                                           1999



         MARC DOUGLAS founded the company in 1991 and has served as our chief executive officer since our inception, and, in February 1996, was elected President and a director. Mr. Douglas was executive director of Thrift Shops of West Broward, Inc., and Southeast Thrift Shops of South Broward, Inc., since 1986 and 1990, respectively. Mr. Douglas received his A.A. in Business from Miami Dade College and his B.S. in Business from Florida International University, Miami, Florida. Mr. Douglas is Ms. Little's son.

         In 1985, Mr. Douglas pled guilty to one count of wire fraud in a federal criminal action arising from his employment from 1980 to 1982 as a salesman of oil and gas leases for U.S. Oil & Gas Corporation. Mr. Douglas was sentenced to a 90-day jail term and five years' probation and, in addition, entered into a settlement agreement in a related civil action brought by the Federal Trade Commission, in connection with which he paid $65,000 as restitution. In February 1998, Mr. Douglas filed an application for a Presidential pardon with the U.S. Department of Justice. No estimate can be made at this time, however, of the likelihood that a pardon will be granted and, if granted, when it will be received.

         In 1989, Mr. Douglas, his spouse and M.J.S.S. Enterprises, Inc., a corporation for which Mr. Douglas was an officer, filed for bankruptcy protection. Both the personal and corporate bankruptcies were discharged in 1990.

         ILEEN LITTLE is currently our vice president, secretary and a director. From our inception until February 1996, when she was elected to her current position, she acted as our president and a director. Prior to joining us, Ms. Little was president of Thrift Shops of West Broward, Inc., and Southeast Thrift Shops of South Broward, Inc., two companies which she co-founded in 1986 and 1990, respectively. Ms. Little received her B.S. in business from Brooklyn College. Ms. Little is Mr. Douglas' mother.

         STEPHEN L. WILEY became a director of the company and our chief financial officer in 1997. Prior to joining the company, Mr. Wiley had been senior vice president and chief financial officer of Linen Supermarket, Inc. since 1989. Linen Supermarket, Inc. was a private company that operated 120 specialty linen retail stores in six states. In February 1997, Linen Supermarket, Inc. filed for protection from its creditors under Chapter 13 of the Bankruptcy Code, which was converted to Chapter 11 in May 1997. Mr. Wiley has more than 25 years' experience in the retail industry, including more than 10 years with the W.R. Grace retail companies. Mr. Wiley received his B.S. in Industrial Management from Purdue University in Indiana and his M.B.A. from the University of Edinburgh in Edinburgh, Scotland.

         JAY M. HAFT has been a director of the company since January 1, 1998. Mr. Haft is a Managing General Partner of Gen Am "1" Venture Fund, an international venture capital fund, respectively. Mr. Haft is also a director of numerous public and private corporations, including RVSI, Inc., HCTI Group, Inc., Decap Group, Inc., Encore Medical Corporation, PC Service Source, Inc., DUSA Pharmaceuticals, Inc. and Oryx Technology Corp. He is a graduate of Yale College and Yale Law School.

         HOWARD L. ROTHCHILD was appointed to serve as a director on June 1, 1999. Mr. Rothchild is President of JES/Comm, Inc., a marketing consultant, who provides services to the Company. He is also a Director of Business Development of Gold Coast Advertising, Inc., a full service advertising agency in Miami, Florida. Mr. Rothchild has over 30 years experience in marketing and advertising. He was a founding Director of the Big Brothers chapter in Pittsburgh, Pennsylvania, and is a Director of Little Acorns, a non-profit family and children programs organization in Miami, Florida. He received his B.S. from University of Vermont, and his M.A. in Advertising from the University of Pittsburgh.

         Our directors hold their offices until the next annual meeting of our shareholders and until their successors have been duly elected and qualified.

         Our officers hold office until the first meeting of the Board of Directors following the annual meeting of our shareholders and until their successors have been chosen and qualified, subject to early removal by the Board of Directors.

         Our non-employee directors receive compensation in the form of options to purchase shares of our common stock. Our two non-employee directors were granted a total of 35,000 stock options in 1999 at exercise prices per share equal to the fair market value of our common stock on the dates of the grant. As long as they continue to serve as a director, they will receive additional grants at the then fair market price of 5,000 options at the end of each quarter and 2,000 options upon each anniversary of their appointment to the Board of Directors.

         Effective January 1, 1998, we entered into a consulting agreement with Jay M. Haft, one of our directors, pursuant to which Mr. Haft is assisting us in developing, studying and evaluating capital-raising and proposals to expand our business, including through mergers and acquisitions. The agreement is for a six-month term that automatically renews for additional terms unless terminated by us or Mr. Haft at least 15 days prior to the end of the then-current term. As compensation for his services under the agreement, we granted Mr. Haft five-year options to purchase 66,000 shares of our common stock at a price of $2.00 per share. The options vest as follows: 5,000 upon execution of the consulting agreement, 5,000 at the end of the initial six-month term, and 14,000 at the end of every six-month period thereafter until all of the options are vested and exercisable. Any unvested options will be cancelled if the consulting agreement is terminated by either party.

         During 1998, the Board of Directors established Audit and Compensation Committees. The Audit Committee and its members currently are Messrs. Haft, Rothchild, and Wiley. Mr. Haft chairs the Compensation Committee and its other members are Messrs. Douglas and Rothchild.

COMPENSATION OF EXECUTIVE OFFICERS

         SUMMARY COMPENSATION TABLE. The following table shows information with respect to the total compensation earned by, or paid to, our chief executive officer, vice president and chief financial officer, for services rendered during 1999, 1998 and 1997. No other executive officer of the Company earned total salary and bonus in excess of $100,000 during the fiscal year ended December 26, 1999, December 27, 1998 and December 31, 1997.

                                                                                                    Long-Term
                                                     Annual Compensation                       Compensation Awards
                                      -------------------------------------------------        -------------------
                                                                          Other Annual          Shares Underlying
Name and Principal Position           Year     Salary($)    Bonus($)     Compensation($)           Options (#)
---------------------------           ----     ---------    --------     ---------------        -----------------
Marc Douglas                           1999    380,666       92,241        124,570(1)                      --
    Chief Executive Officer            1998    346,060       88,646        111,132(1)                      --
    and President                      1997    314,050       75,627        101,491(1)                      --

Ileen Little                           1999    139,600        7,000               (2)                  20,000
    Vice President and                 1998    139,600           --               (2)                      --
    Secretary                          1997    129,000           --               (2)                 177,000

Stephen L. Wiley                       1999    137,500           --               (2)                   5,000
    Chief Financial Officer            1998    137,500                            (2)                  33,750




(1) Includes advances amortized into operations as compensation, car allowances and life insurance payments.

(2) Perquisites and other personal benefits paid to Messrs. Douglas and Wiley and Ms. Little for the periods indicated did not exceed 10% of the total of annual salary and bonus reported.

         EXECUTIVE EMPLOYMENT AGREEMENTS. Effective as of June 1, 1996, we entered into an employment agreement with Marc Douglas, our chief executive officer and President, for a term of 60 months. At the end of each 12-month period of the term of the employment agreement, the term will automatically be extended for one additional 12-month period unless we or Mr. Douglas give written notice to the other party at least 90 days before the end of each 12-month period of the intent not to renew. The employment agreement provides for a base salary subject to 10% annual automatic cost-of living increases, an annual bonus in an amount equal to 1% of our annual gross revenues subsequent to the date of the agreement, and an automobile allowance of $1,500 per month. The employment agreement generally provides that

Mr. Douglas will continue to receive his salary until the expiration of the term of the employment agreement if we terminate for any reason other than death, disability or cause (as defined in the employment agreement), or for a period of 12 months after termination of the employment agreement as a result of his disability, and that Mr. Douglas' estate will receive a lump sum payment equal to one year's salary plus a pro rata portion of any bonus to which he is entitled upon termination of the employment agreement by reason of his death. The employment agreement also prohibits Mr. Douglas from directly or indirectly competing with the Company for one year after termination of his employment agreement for any reason other than our termination of his employment without cause. If a change of control (as defined in the employment agreement) occurs, the employment agreement provides for the continued employment of Mr. Douglas until the later of three years following the change of control or the then-scheduled expiration date of the term of employment. The term "change of control," as defined in the employment agreement, generally means (i) any person's or group's acquisition of 20% or more of the combined voting power of our outstanding securities, or (ii) in the event of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, the persons who were directors of the company before the transaction cease to constitute a majority of the Board of Directors following the transaction. In addition, following a change of control, if Mr. Douglas' employment is terminated by us other than for cause or by reason of his death or disability, or for certain specified reasons (such as a representation or diminution of duties), Mr. Douglas will receive a lump sum cash payment equal to the greater of three times the aggregate compensation paid to him during the preceding year or the remaining salary, plus any applicable bonus, payable to him for the remaining term of the agreement.

         STOCK OPTION PLAN. We adopted the 1996 Plan, under which we may grant options to acquire up to 1,700,000 shares of common stock. The 1996 Plan is designed to serve as an incentive for retaining qualified and competent employees, directors, consultants and independent contractors of the company.

         Our Compensation Committee administers and interprets the 1996 Plan and is authorized to grant options to all of our eligible employees, including executive officers, as well as non-employee directors, consultants and independent contractors. The 1996 Plan provides for the granting of both "incentive stock options" (as defined in Section 422 of the Internal Revenue Code (the "Code")) and nonstatutory stock options. Incentive stock options may only be granted, however, to employees. Options can be granted under the 1996 Plan on such terms and at such prices as determined by the Board or a committee thereof, except that the per share exercise price of incentive stock options granted under the 1996 Plan will not be less than the fair market value of the common stock on the date of grant and, in the case of an incentive stock option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value as defined in the 1996 Plan.

         Options granted under the 1996 Plan that would otherwise qualify as incentive stock options will not be treated as incentive stock options to the extent that the aggregate fair market value of the shares underlying incentive stock options exercisable for the first time by any individual during any calendar year exceeds $100,000.

         Options granted under the 1996 Plan will be exercisable after the period or periods specified in the related option agreement. Options granted under the 1996 Plan are not exercisable after the expiration of 10 years from the date of grant and are not transferable other than by will or by the laws of descent and distribution. Adjustment of the number of shares subject to options granted under the 1996 Plan can be made by the Board of Directors or the appropriate committee in the event of a stock dividend or recapitalization. Under the 1996 Plan, options may become immediately exercisable in the event of a change in control or approval by shareholders of the company of a merger, reorganization, liquidation, dissolution or disposition of all or substantially all of the assets of the company.

         The exercise price of any stock option granted under the 1996 Plan may not be less than the fair market value of the shares subject to the option on the date of grant, provided, however, that the exercise price of any incentive option granted to an eligible employee owning more than 10% of the outstanding Common Stock may not be less than 110% of the fair market value of the shares underlying such option on the date of grant.

         The term of each option and the manner in which it may be exercised is determined by the Board of Directors, or a committee appointed by the Board of Directors, provided that no option may be exercisable more than 10 years after the date of grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of the Common Stock, such option shall be exercisable no more than five years after the date of grant. Options may be granted to officers and employees. In the event of death or disability, options may be exercised during a 12-month period following such event. In the event of retirement of an option holder who is an officer or employee of the Company, an option must be exercised within three months of the date of termination. In the event that an option holder is terminated other than pursuant to death, disability or retirement, all options must be exercised by the date of termination. Options will not be transferable, except upon death of the optionee.

         OPTION GRANTS IN LAST FISCAL YEAR. The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 26, 1999.

                                                         Option Grants in Last Fiscal Year
                                -------------------------------------------------------------------------------------
                                     Number of
                                      Shares                 % of Total
                                    Underlying             Options Granted          Exercise or
                                      Options              to Employees in          Base Price          Expiration
Name                                Granted(#)               Fiscal Year             ($/Share)             Date
----                                ----------             ---------------          -----------         ----------
Ileen Little                         20,000                      23.4%                 $4.000              2009
Stephen L. Wiley                      5,000                       5.8%                 $4.000              2009


         STOCK OPTIONS HELD BY OUR CHIEF EXECUTIVE OFFICER, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AT THE END OF 1999. The following table indicates the total number and value of exercisable and unexercisable stock options held by our chief executive officer, vice president and chief financial officer as of December 26, 1999.

                                                                                   Value of Unexercised
                                             Number of Unexercised                  In-the-Money Options
                                          Options at Fiscal Year End                at Fiscal Year End(1)
                                     ----------------------------------        ----------------------------------
       Name                          Exercisable          Unexercisable        Exercisable          Unexercisable
       ----                          -----------          -------------        -----------          -------------
Marc Douglas                          475,000(2)          575,000 (2)(3)              --              $1,312,500
Ileen Little                           30,000              20,000 (3)            $65,000              $   47,500
Stephen L. Wiley                       27,500               8,750 (3)            $49,375              $   49,375



(1)      Based on a closing price on December 26, 1999 of $5.00 per share.

(2) Includes the 700,000 options granted to Marc Douglas in 1996 under the 1996 Plan. Of the total amount granted, 125,000 of these options vested upon the opening of our first thrift store following our IPO and 125,000 vested this year when that thrift store operated profitably for one year. Similarly, 125,000 and 100,000 of such options vested upon the opening of each of the next two thrift stores, respectively, and 125,000 and 100,000 will vest when those two thrift stores, respectively, operate profitably for one year. Subject to this vesting, the options were exercisable commencing June 11, 1997.

(3) Includes options granted in 1998 which vest as follows: 30% of the shares vest if our 1999 total sales exceeds $10 million; 30% of the shares vest if our 1999 total store expenses as a percentage of total sales is 47.5% or less; and 40% of the shares vest if our 1999 consolidated pre-tax profit is $50,000 or greater as reflected in our 1999 Annual Report on Form 10-KSB.

                       PRINCIPAL AND SELLING SHAREHOLDERS

PRINCIPAL SHAREHOLDERS

         The following table shows information, as of the date of this prospectus regarding our common stock owned of record or beneficially by (i) each shareholder who we know is the beneficially owner of more than of 5% of the outstanding shares of our common stock; (ii) each director and executive officer; and (iii) all directors and executive officers as a group. Each shareholder listed below has sole voting and investment power.

         In accordance with the SEC rules, shares that are not outstanding but that are issuable upon the exercise of immediately exercisable options, warrants, rights or conversion privileges have been included for the purpose of computing the percentage of outstanding shares owned by the individual owning the convertible security or right, but not when computing the percentage for any other person. As of the date of this prospectus, there were 2,342,210 shares of our common stock issued and outstanding.

                                        Amount and
                                         Nature of
                                        Beneficial
                                         Ownership               Percent of Common        Percent of Total
Name and Address                      of Common Stock       Stock Beneficially Owned       Voting Power(1)
----------------                      ---------------       ------------------------       ---------------
Marc Douglas                            1,630,000(2)(3)               55.8%                     76.2%
3141 W. Hallandale Beach Blvd.
Hallandale, Florida 33009

Ileen Little                               43,000(3)                   1.3%                       *
3141 W. Hallandale Beach Blvd.
Hallandale, Florida 33009

Stephen L. Wiley                           32,500(3)                   1.4%                       *
3141 W. Hallandale Beach Blvd.
Hallandale, Florida 33009

Jay M. Haft                                99,060(3)                   4.1%                     2.0%
3141 W. Hallandale Beach Blvd.
Hallandale, Florida 33009

Howard L. Rothchild                         5,000(3)                     *                        *
3141 W. Hallandale Beach Blvd.
Hallandale, Florida 33009

Ileen Little                              150,000(3)                   6.0%                     3.0%
Irrevocable Family Trust
c/o Barry Nelson, Esq., Trustee
19495 Biscayne Boulevard
Aventura, Florida 33180


InsiderStreet.com, Inc.                   125,000                      5.3%                     2.6%
2907 Bay to Bay Boulevard
Suite 203
Tampa, Florida 33629

All directors and executive             1,809,560(3)                  58.3%                    76.9%
  officers as a group (five
  persons)



----------
*Less than 1.0%


(1) The common stock votes together with the Series A Preferred Stock on all matters, except as otherwise legally required. The Series A Preferred Stock entitles the holder to 10 votes per share and the common stock entitles the holder to one vote per share. Mr. Douglas holds 250,000 shares of Series A Preferred Stock, which are reflected in Mr. Douglas' percentage of total voting power.

(2) Does not include 150,000 shares of our common stock underlying options held by the 1997 Ileen Little Irrevocable Family Trust of which Mr. Douglas is the beneficiary. Of Mr. Douglas' total shares, 6,000 shares are held of record by Douglas Family Holdings, Inc., a corporation of which Mr. Douglas is the sole shareholder, and 400,000 shares are held of record by Douglas Family Limited Partnership, of which Douglas Family Holdings, Inc. is the general partner.

(3)      Includes shares underlying options exercisable within 60 days.

SELLING SHAREHOLDERS

         The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock beneficially owned by each selling shareholder and the number of shares each selling shareholder is including for sale in this prospectus.

                                                                                  Beneficial Ownership of
                                  Beneficial Ownership of      Number of Shares      Common Stock After
   Selling Shareholder         Common Stock Before Offering     Being Offered            Offering(1)
---------------------------    -----------------------------   ---------------  --------------------------
                                Number               Percent                     Number            Percent
                               ---------             -------                    ---------          -------
Marc Douglas(1)                1,400,000              52.6%        100,000      1,300,000           48.8%

Douglas Family Limited
Partnership                      400,000              17.3%        100,000        300,000           12.9%

Jay M. Haft(4)                    65,230(5)            2.7%         38,000         27,230            1.2%

FAC Enterprises, Inc.            100,000               4.3%        100,000              0              *

Ileen Little(2)                  170,000(5)            6.9%        150,000         20,000              *

James R. Scott                 1,000,000(6)           30.0%      1,000,000              0              *

Phoenix Investment Group,         50,000(7)            2.1%         50,000              0              *
Inc.

Stephen L. Wiley(3)               25,000(5)            1.1%         25,000              0              *


----------

 *       Less than 1%.

(1) Mr. Douglas is our president and chief executive officer and a member of our Board of Directors.

(2)      Ms. Little is our vice president and serves on our Board of Directors.

(3) Mr. Wiley is our chief financial officer and serves on our Board of Directors.

(4)      Mr. Haft serves on our Board of Directors.

(5) Reflects shares underlying options with exercise prices ranging from $1.625 to $3.125 per share.

(6)      Reflects shares issuable upon conversion of a 7% convertible debenture.

(7)      Reflects shares underlying a warrant.

                              CERTAIN TRANSACTIONS

DEFERRED COMPENSATION AGREEMENT

         In March 1995, Ileen Little, one of our directors and executive officers, entered into a deferred compensation agreement with one of our subsidiaries. According to this agreement, Ms. Little would have been entitled to receive 5% of the gross proceeds from our liquidation and the liquidation of any of our subsidiaries. Ms. Little agreed to terminate the deferred compensation agreement as of March 31, 1998.

LOANS TO MARC DOUGLAS

         We had previously advanced Mr. Douglas monies on an interest-free basis. On December 27, 1998, the balance of that advance was $63,156. We entered into an agreement with Mr. Douglas to amortize the balance into operations as compensation at the rate of $5,263 per month through December 1999.

         In January 1998, our Board of Directors approved the prepayment of $130,000 of salary and bonus to our president. We entered into an agreement with our president for repayment of the advance with interest at a rate of 8.5% per annum. As of December 27, 1998, the prepaid salary and bonus was $15,266.

         In January 1999, our Board of Directors approved the prepayment of $155,266 of salary and bonus to our president. According to the agreement, he will repay the advances by December 31, 2000, with interest at a rate of 8.0% per annum. The outstanding prepaid salary and bonus from 1998 was incorporated into the new agreement.

CONSULTING AGREEMENTS

         See "Management" for a description of the consulting agreement between us and Jay M. Haft, one of our directors.

COMPANY POLICY REGARDING TRANSACTIONS WITH AFFILIATES

         We believe that the transactions described above were on terms as favorable as those that would be available from unaffiliated parties. All proposed transactions with affiliated parties are presented to our Board of Directors for their consideration and approval. Any Board member who has an interest in the transaction abstains from voting on the transaction.


                                 OUR SECURITIES

         The following is a summary of certain terms and provisions of our capital stock, which is qualified in its entirety by reference to our Articles of Incorporation and to the Statement of Designation setting forth the resolutions establishing the rights and preferences of the outstanding Series A Preferred Stock. Copies of the Articles of Incorporation and the Statement of Designation have been filed as exhibits to, or incorporated by reference into, the registration statement of which this prospectus forms a part.

         Under the Articles of Incorporation, the authorized but unissued and unreserved shares of our capital stock will be available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, shareholder approval will not be required for the issuance of those shares.

         Our authorized capital stock consists of 15,000,000 shares of common stock, par value $.01 per share, and 1,500,000 shares of preferred stock, par value $.01 per share. As of the date of this prospectus, 2,342,210 shares of common stock and 250,000 shares of Series A Preferred Stock are outstanding.

COMMON STOCK

         Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. We do not currently intend to declare or pay cash dividends in the foreseeable future, but rather intend to retain any future earnings to finance the expansion of our businesses. If we liquidate or dissolve, the holders of our common stock are entitled to share ratably in our assets, if any, legally available for distribution to shareholders after the payment of all of our debts and liabilities and payment of the liquidation preference of any outstanding shares of Preferred Stock.

         Our common stock has no preemptive rights and no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.

PREFERRED STOCK

         Our Board of Directors has the authority to issue up to 1,500,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, option or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. Except for the shares of Series A Preferred Stock currently outstanding, the Board of Directors does not currently intend to issue additional shares of preferred stock.

         SERIES A PREFERRED STOCK. The Company has designated 250,000 shares of preferred stock as Series A Preferred Stock, which shares were issued to Marc Douglas, chief executive officer and president, and a director, in connection with our initial organization. Holders of the Series A Preferred Stock are entitled to vote together with the holders of common stock on all matters (except as required by law), with each share of Series A Preferred Stock having 10 votes. The Series A Preferred Stock has a liquidation preference of $.10 per share over the common stock. The Series A Preferred Stock does not provide for the payment of a stated rate of dividends, is not convertible into common stock, and we cannot redeem it.

TRANSFER AGENT

         The transfer agent for our common stock is North American Transfer Co., Freeport, New York.

"ANTI-TAKEOVER" PROVISIONS

         Although the Board of Directors is not currently aware of any takeover attempts, our Articles of Incorporation and Bylaws contain certain provisions that may be deemed to be "anti-takeover" because they may deter, discourage or make more difficult the assumption of control of the company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by our Board of Directors and approved by our shareholders.

         AUTHORIZED BUT UNISSUED SHARES. We authorized 15,000,000 shares of common stock and 1,500,000 shares of preferred stock. These shares were authorized for the purpose of providing our Board of Directors with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, the 1996 Plan, other grants of stock options, and other purposes. With the exception of the grant of employee and director stock options, we have no agreements, commitments or plans at this time for the sale or use of additional shares of common stock or preferred stock. The issuance of shares of preferred stock may have an adverse effect on the holders of our common stock. See "Preferred Stock." Our shareholders do not have preemptive rights with respect to the purchase of any shares. Therefore, such issuances could result in a dilution of voting rights and book value per share as to our common stock.

         NO CUMULATIVE VOTING. Our Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles shareholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A shareholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a shareholder or group of shareholders that hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

         GENERAL EFFECT OF ANTI-TAKEOVER PROVISIONS. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some shareholders might view to be in their best interest, as the offer might include a premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our current management in retaining its positions and better enable it to resist changes that some shareholders may want to make if dissatisfied with the conduct of our business.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. Section 607.0902 of the Florida Statutes, the Florida Control Share Act, generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. Section 607.0901 of the Florida Statutes, the Florida Affiliated Transactions Act, generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates. Florida law and our Articles of Incorporation also authorize us to indemnify our directors, officers, employees and agents. Pursuant to such authorization, we intend to enter into an agreement with each of our directors and officers providing for indemnification to the fullest extent allowed by law or obtain insurance with respect to liabilities arising in connection with the directors' and officers' performance of their duties.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Of the 2,342,210 shares of our common stock outstanding as of the date of this prospectus, 1,175,500 shares of common stock are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act.

         Of the 2,342,210 shares currently outstanding, 1,809,560 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, such as under this prospectus, the sale of these shares is subject to Rule 144. Under Rule 144, if certain other conditions are satisfied, a person (including an affiliate of the company) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale.

A person who has not been our affiliate for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above.

         No prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale as described above will have on the market prices of the common stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling shareholders may sell their shares of common stock in various ways and at various pries. Some of the methods by which the selling shareholders may sell their shares include:

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        privately negotiated transactions;

         o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder's account under this prospectus;

         o        sales under Rule 144 rather than using this prospectus;

         o        a combination of any of these methods of sale; and

         o        any other legally permitted method.

         The applicable sales price may be affected by the type of transaction.

         The selling shareholders may also pledge their shares as collateral for a margin loan under their customer agreements with their brokers. If there is a default by the selling shareholders, the brokers may offer and sell the pledged shares.

         Brokers and dealers may receive commissions or discounts from the selling shareholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from that purchaser) in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders in connection with the sales of the shares.

         The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

         We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Certain of the selling shareholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         The selling shareholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

                                  LEGAL MATTERS

         Certain legal matters with respect to the securities offered by this prospectus will be passed upon by Broad and Cassel, a partnership including professional associations, Miami, Florida.

                                     EXPERTS

         Our consolidated financial statements as of December 26, 1999 and for each of the years ended December 26, 1999 and December 27, 1998 included in this prospectus have been included herein in reliance upon the reports of Berkowitz Dick Pollack & Brant LLP, independent certified public accountants, which appear elsewhere in this prospectus, and are included upon the authority of this firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-2 with respect to the securities being offered hereby. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information, you should refer to the registration statement and to the exhibits filed with the registration statement. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

         We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any report or document we file, and the Registration Statement, including the exhibits, may be inspected at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549; at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at:
HTTP://www.sec.gov.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless those exhibits are specifically incorporated by reference into the documents requested). Please direct such requests to the chief financial officer, Thrift Management, Inc., 3141 W. Hallandale Beach Blvd., Hallandale, Florida 33009, telephone number
(954) 985-8430.

         We are not required to send annual reports to our shareholders at this time.

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                         Page
                                                                                                         ----
Independent Auditors' Report.........................................................................    F-2
Consolidated Balance Sheet...........................................................................    F-3
Consolidated Statements of Operations ...............................................................    F-4
Consolidated Statements of Stockholders' Equity .....................................................    F-5
Consolidated Statements of Cash Flows................................................................    F-6
Notes to Consolidated Financial Statements...........................................................    F-8



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Thrift Management, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Thrift Management, Inc. and Subsidiaries as of December 26, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 26, 1999 and December 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thrift Management, Inc. and Subsidiaries as of December 26, 1999, and the consolidated results of their operations and cash flows for the years ended December 26, 1999 and December 27, 1998 in conformity with generally accepted accounting principles.


/s/ Berkowitz Dick Pollack & Brant LLP

Berkowitz Dick Pollack & Brant LLP
Miami, Florida
February 21, 2000, except for Note 11
  which is as of March 21, 2000

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 26, 1999
                                                                    -----------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                        $   186,666
     Merchandise inventories                                              588,541
     Prepaid expenses, including $63,025
       of advances to stockholder                                         644,467
                                                                      -----------

          TOTAL CURRENT ASSETS                                          1,419,674

EQUIPMENT, FIXTURES AND IMPROVEMENTS, net                                 942,416

DEFERRED TAX ASSETS                                                       311,000

OTHER ASSETS                                                               98,869
                                                                      -----------

          TOTAL ASSETS                                                $ 2,771,959
                                                                      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                 $   344,929
     Accrued expenses                                                     151,395
                                                                      -----------
          TOTAL CURRENT LIABILITIES                                       496,324

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock: $.01 par value, authorized 1,500,000
          shares, issued and outstanding 250,000 shares                     2,500
     Common stock: $.01 par value, authorized 15,000,000
          shares, issued and outstanding 2,342,210 shares                  23,422
     Additional paid-in capital                                         3,653,911
     Accumulated deficit                                               (1,404,198)
                                                                      -----------
          TOTAL STOCKHOLDERS' EQUITY                                    2,275,635
                                                                      -----------
          TOTAL LIABILITIES AND
               STOCKHOLDERS' EQUITY                                   $ 2,771,959
                                                                      ===========



          See accompanying notes to consolidated financial statements.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                              Year Ended
                                                              -----------------------------------------
                                                              December 26, 1999       December 27, 1998
                                                              -----------------       -----------------
Net sales                                                        $ 9,202,067             $ 8,848,337

Cost of goods sold                                                 5,764,024               5,784,634
                                                                 -----------             -----------

     GROSS PROFIT                                                  3,438,043               3,063,703

Selling, general and administrative
     expenses                                                      4,057,198               4,152,831
Officer's bonus incentive                                             92,241                  88,491
                                                                 -----------             -----------

          TOTAL OPERATING EXPENSES                                 4,149,439               4,241,322
                                                                 -----------             -----------

          (LOSS) FROM OPERATIONS                                    (711,396)             (1,177,619)

Interest expense                                                          --                    (309)
Interest income                                                       31,585                  76,484
                                                                 -----------             -----------

          (LOSS) BEFORE INCOME
               TAX BENEFIT                                          (679,811)             (1,101,444)

Income tax benefit                                                        --                 429,000
                                                                 -----------             -----------

           NET (LOSS)                                            $  (679,811)            $  (672,444)
                                                                 ===========             ===========

 (LOSS) PER COMMON SHARE: BASIC AND DILUTED                      $     (0.31)            $     (0.31)
                                                                 ===========             ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
      Basic and diluted                                            2,197,948               2,161,250
                                                                 ===========             ===========




          See accompanying notes to consolidated financial statements.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                   Preferred Stock          Common Stock         Additional
                                --------------------   ----------------------      Paid-in      Accumulated      Stockholders'
                                 Shares       Amount    Shares        Amount       Capital        Deficit            Equity
                                -------      -------   ---------     --------    -----------    -----------       ----------
Balance at December 31, 1997    250,000      $ 2,500   2,145,000     $ 21,450    $3,052,266     $   (51,943)      $3,024,273

Common stock issued for
  consulting services                                     30,000          300        30,074                           30,374

Stock options issued to
  directors for services                                                             95,200                           95,200

Net loss for the year
  ended December 27, 1998                                                                          (672,444)        (672,444)
                                -------      -------   ---------     --------    ----------     -----------       ----------

Balance at December 27, 1998    250,000        2,500   2,175,000       21,750     3,177,540        (724,387)       2,477,403

Common stock issued on
  exercise of warrants                                    10,700          107        15,943                           16,050

Common stock issued on
  exercise of stock options                               31,510          315        60,273                           60,588

Stock options issued to
  directors for services                                                              1,898                            1,898

Warrants redeemed                                                                  (148,930)                        (148,930)

Common stock issued
  for future services                                    125,000        1,250       547,187                          548,437

Net loss for the year
  ended December 26, 1999                                                                          (679,811)        (679,811)
                                -------      -------   ---------     --------    ----------     -----------       ----------
Balance at December 26, 1999    250,000      $ 2,500   2,342,210     $ 23,422    $3,653,911     $(1,404,198)      $2,275,635
                                =======      ========  =========     ========    ==========     ===========       ==========



          See accompanying notes to consolidated financial statements.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      Year Ended
                                                                       ------------------------------------------
                                                                       December 26, 1999        December 27, 1998
                                                                       -----------------        -----------------

Cash flows from operating activities:
      Net (loss)                                                          $  (679,811)            $  (672,444)
      Adjustments to reconcile net (loss) to
           net cash used in operating activities:
                Depreciation and amortization                                 161,138                 123,826
                Loss on sale of equipment                                          --                   3,027
                Payment of consulting expenses with common
                  stock                                                            --                  30,374
                Deferred income tax (benefit)                                      --                (311,000)
                Stock options issued to directors for services                  1,898                  95,200

      Changes in current assets and liabilities:
                (Increase) in merchandise inventories                        (161,363)                (98,744)
                Decrease in prepaid expenses and other assets                 146,238                  57,753
                Increase in accounts payable                                    2,952                 200,087
                (Decrease) in accrued expenses                                (42,275)                (13,921)
                Decrease (increase) in refundable income taxes                110,351                (110,351)
                (Decrease) in accrued income taxes                                 --                 (28,016)
                                                                          -----------             -----------
                     Total adjustments                                        218,939                 (51,765)
                                                                          -----------             -----------

NET CASH (USED IN) OPERATING ACTIVITIES                                      (460,872)               (724,209)
                                                                          -----------             -----------
 Cash flows from investing activities:
      Purchase of property and equipment                                     (216,667)               (508,429)
                                                                          -----------             -----------
NET CASH (USED IN) INVESTING ACTIVITIES                                      (216,667)               (508,429)
                                                                          -----------             -----------
 Cash flows from financing activities:
      Advances to stockholder, net                                             63,156                  63,156
      Warrants exercised                                                       16,050                      --
      Deposit paid to warrant agent                                                --                (150,000)
      Warrants redeemed                                                      (148,930)
      Options exercised                                                        60,588                      --
      Principal payments on notes payable                                          --                  (9,717)
                                                                          -----------             -----------
NET CASH (USED IN) FINANCING ACTIVITIES                                        (9,136)                (96,561)
                                                                          -----------             -----------
                 NET (DECREASE) IN CASH                                      (686,675)             (1,329,199)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                 873,341               2,202,540
                                                                          -----------             -----------
CASH AND CASH EQUIVALENTS - END OF YEAR                                   $   186,666             $   873,341
                                                                          ===========             ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
      Cash paid during the year for:
         Interest                                                         $        --             $       309
                                                                          ===========             ===========
         Income taxes                                                     $        --             $    91,000
                                                                          ===========             ===========


                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Effective December 26, 1999, the Company issued 125,000 restricted common shares, valued at approximately $548,000, for future investor relations services.



          See accompanying notes to consolidated financial statements.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 26, 1999 AND DECEMBER 27, 1998


NOTE 1 -- GENERAL

       Thrift Management, Inc. (the "Company" or "TMI"), was organized in the State of Florida on July 22, 1991 for the purpose of managing the operation of retail thrift stores which offer for sale new and used articles of clothing, furniture, miscellaneous household items and antiques. The Company is registered with the State of Florida as a professional solicitor. The Company obtains its merchandise primarily from two sources: i) purchase agreements with charitable organizations, and ii) purchases from independent contract collectors from whom the Company purchases merchandise in bulk. Items from the stores which remain unsold are sold in bulk to exporters for export to countries throughout the Caribbean, Central and South America and Eastern Europe. Through its wholly owned subsidiaries, the Company operates seven retail stores plus a management company. Hallandale Thrift Management, Inc. ("HTMI"), is responsible for the solicitation of donations on behalf of the affiliated charities through direct mailing, newspaper advertising and telemarketing. HTMI is also responsible for operating donation trailers and the pick-up of donated merchandise throughout the communities in which the Company operates. HTMI was organized in the State of Florida on December 9, 1993.

       The Company's seven (7) retail stores are operated under separate wholly owned subsidiaries as follows:

         Thrift Shops of South Broward, Inc. ("TSSB")
              Organized in the State of Florida on May 19, 1989.

         Thrift Shops of West Dade, Inc. ("TSWD")
              Organized in the State of Florida on October 8, 1992.

         Hallandale Thrift, Inc. ("HTI")
              Organized in the State of Florida on June 14, 1993.

         North Broward Consignment, Inc. ("NBCI")
              Organized in the State of Florida on May 10, 1995.

         Thrift Shops of North Lauderdale, Inc. ("TSNL")
              Organized in the State of Florida on January 24, 1997.

         Thrift Retail, Inc. ("TRI") (2 stores)
              Organized in the State of Florida on January 23, 1998.

         On January 23, 1998, Thrift Retail, Inc. was organized in the State of Florida for the purpose of operating a new store in Pompano Beach, Florida which opened in August 1998 and a new store in Orlando, Florida which opened in February 1999.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         On June 8, 1998, Thrift Management Canada, Inc. ("TMCI"), a wholly owned subsidiary, was organized in Ontario, Canada for the purpose of conducting business in Canada.

         On July 8, 1998, Thrift Export, Inc. ("TEI"), a wholly owned subsidiary, was organized in the State of Florida for the purpose of operating an export business.

         On July 8, 1998, Thrift Holdings, Inc. ("THI"), a wholly owned subsidiary, was organized in the State of Florida for the purpose of acquiring thrift-related businesses.

         On May 27, 1999, Collectiblesandart.com, Inc. ("CACI"), a wholly owned subsidiary, was organized in the State of Florida for the purpose of developing an internet business.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION: The consolidated financial statements for the years ended December 26, 1999 and December 27, 1998 include the accounts of the Company and its wholly owned subsidiaries, HTMI, TSSB, TSWD, HTI, NBCI, TSNL, TRI, TMCI, TEI, THI and CACI (collectively, the "Companies"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         ACCOUNTING PERIOD: The Company's fiscal year is the 52-53 week period ending on the Sunday closest to December 31st.

         EQUIPMENT, FIXTURES AND IMPROVEMENTS: Equipment, fixtures and improvements are recorded at the lower of cost or estimated fair value. Depreciation is provided using the straight-line method over the estimated useful lives (5-10 years) of the related assets. Leasehold improvements are amortized over the lesser of the related lease terms including options or the estimated useful lives of the improvements. Maintenance and repairs are charged to operations as incurred.

         MERCHANDISE INVENTORIES: Merchandise inventories consist primarily of new and used clothing, furniture, miscellaneous household items and antiques which are valued by the retail method and stated at the lower of cost (FIFO) or market. The cost of inventories includes the actual cost of merchandise paid to the respective charities or the independent contract collectors plus all expenses incurred that were directly associated with the acquisition and processing of such inventory including certain store overhead and salaries. Inventory write-downs are recorded in the period in which it becomes reasonably evident that the merchandise is not saleable or the market value is less than cost.

         INTANGIBLE ASSETS: Included in other assets are intangible assets consisting principally of trade name costs and non-compete agreements which have been recorded at cost. Trade name costs are being amortized on a straight-line basis over their estimated useful lives which range from five years to fifteen years. Non-compete agreements are being amortized over six years on a straight line basis. For the years ended December 26, 1999

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES and December 27, 1998, amortization expense related to these assets amounted to approximately $13,300 and $25,300, respectively.

         EARNINGS PER SHARE: Basic earnings per share has been computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share has been computed using the weighted average number of common shares and equivalents (representing the dilutive effect of stock options) outstanding during the period. Net (loss) has not been adjusted for any period presented for purposes of computing basic and diluted earnings per share.

         For purposes of computing diluted earnings per share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's common stock for the period. For the year ended December 26, 1999 all options to purchase 1,377,067 shares of common stock at an average price of $4.02 were excluded from the computation.

         COMPREHENSIVE INCOME: The Company has no components of other comprehensive income. Accordingly, comprehensive net loss equals net loss for all periods presented.

         CASH CONCENTRATION: The Company maintains substantially all of its cash balances in a bank located in Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash and cash equivalents.

         INCOME TAXES: Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

         CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         FAIR VALUE DISCLOSURES: The carrying value of cash, prepaid expenses, accounts payable and accrued expenses are a reasonable estimate of their fair value.

         ADVERTISING COSTS: The Company expenses all advertising costs as they are incurred. Total advertising costs for the years ended December 26, 1999 and December 27, 1998 were approximately $63,700 and $96,000, respectively.

         SEGMENT REPORTING: The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands operations.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         USE OF ACCOUNTING ESTIMATES: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

         NEW ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and does not require restatement of financial statements from prior periods. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company believes that the adoption of SFAS No. 133 will not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3 - PREPAID EXPENSES

         Effective January 4, 1998, the Board of Directors approved an agreement providing for the prepayment of up to $130,000 of 1998 salary and bonus of the Company's President with interest to be paid monthly at an annual rate of 8.5%. As of December 27, 1998, the prepaid salary and bonus was $15,266.

         Effective January 1, 1999, the Board of Directors approved a new agreement providing for the prepayment of up to $155,266 of future bonuses of the Company's President with interest to be paid monthly at an annual rate of 8.0% payable by December 31, 2000. The outstanding prepaid salary and bonus from 1998 was incorporated into the new agreement. As of December 26, 1999, the prepaid bonus was $63,025, which amount is included in prepaid expenses in the accompanying balance sheet.

         For the years ended December 26, 1999 and December 27, 1998, interest income amounting to approximately $8,000 and $6,800 was recorded in connection with the above prepaid bonuses.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

NOTE 4 - EQUIPMENT, FIXTURES AND IMPROVEMENTS, NET

Equipment, fixtures and improvements consist of the following at December 26, 1999:

         Furniture, fixtures and equipment                         $   810,567
         Leasehold improvements                                        279,332
         Transportation equipment                                       69,293
                                                                   -----------
                                                                     1,259,192
         Less accumulated depreciation and amortization               (316,776)
                                                                   -----------
                                                                   $   942,416
                                                                   ===========

         For the years ended December 26, 1999 and December 27, 1998, depreciation and amortization expense amounted to approximately $147,400 and $98,000, respectively.

NOTE 5 -- ACCRUED EXPENSES

         Accrued expenses at December 26, 1999 consist of the following:

         Payroll                              $ 87,940
         Sales taxes                            19,802
         Rent                                   27,300
         Other                                  16,353
                                              --------
                                              $151,395
                                              ========

NOTE 6 -- INCOME TAX (BENEFIT)

         The components of income tax (benefit) are as follows:

                                                     Year Ended
                                      -----------------------------------------
                                      December 26, 1999       December 27, 1998
                                      -----------------       -----------------
         Current:
                  Federal                   $      --             $(118,000)
                  State                            --                    --
                                            ---------             ---------
                                                   --              (118,000)
                                            ---------             ---------
         Deferred:
                  Federal                          --              (252,000)
                  State                            --               (59,000)
                                            ---------             ---------
                                                   --              (311,000)
                                            ---------             ---------

                           Total            $      --             $(429,000)
                                            =========             =========


                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         Deferred tax (assets) liabilities are comprised of the following:


                                                                       Year Ended
                                                        ----------------------------------------
                                                        December 26, 1999      December 27, 1998
                                                        -----------------      -----------------
         Utilization of federal net operating
              loss carryforward                             $(514,000)            $ (280,000)
         Utilization of state net operating loss
              carryforward                                    (97,000)               (59,000)
                                                            ---------             ----------
         Net long term deferred tax asset                    (611,000)              (339,000)
                                                            ---------             ----------
         Excess tax depreciation over book
              depreciation                                     41,000                 28,000
                                                            ---------             ----------
         Net long term deferred tax liability                  41,000                 28,000
                                                            ---------             ----------
                                                             (570,000)              (311,000)
         Valuation allowance                                  259,000                     --
                                                            ---------             ----------
         Net deferred tax asset                             $(311,000)            $(311,000)
                                                            =========             ==========


         A reconciliation between statutory and effective rates is as follows:

                                                                                    Year Ended
                                                                     ----------------------------------------
                                                                     December 26, 1999      December 27, 1998
                                                                     -----------------      -----------------
         U.S. federal statutory rate applied to
              pretax loss                                                $(231,000)            $(374,000)
         State income taxes, net of federal income
              tax (benefit) expense                                        (38,000)              (63,000)
         Other                                                              10,000                 8,000
         Valuation allowance                                               259,000                    --
                                                                         ---------             ---------
                                                                         $      --             $(429,000)
                                                                         =========             =========


         The Company has a net operating loss of approximately $1,595,000 which can be carried forward through 2019 to offset federal taxable income. The Company has placed a valuation allowance against certain of its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets and the level of valuation allowance. Accordingly, an adjustment was recorded in the fourth quarter of the year ended December 26, 1999, increasing the allowance from zero to $259,000. At such time as it is determined that it is more likely than not that these deferred tax assets are realizable, the valuation allowance will be reduced.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

NOTE 7 - LOSS  PER SHARE

         The following table presents the calculation of basic and diluted loss per common share:


                                                                     Year Ended
                                                       ---------------------------------------
                                                       December 26, 1999     December 27, 1998
                                                       -----------------     -----------------
         Numerator:
              Net loss                                     $  679,811            $  672,444
                                                           ----------            ----------
         Denominator:
              Denominator for basic loss per
              share-weighted-average shares                 2,197,948             2,161,250
         Effect of dilutive securities:
              Stock options                                        --                    --
                                                           ----------            ----------
         Denominator for diluted loss per share             2,197,948             2,161,250
                                                           ==========            ==========
         Loss per common share:
              Basic and diluted                            $     0.31            $     0.31
                                                           ==========            ==========



NOTE 8 -- COMMITMENTS AND CONTINGENCIES

         AGREEMENT TO SOLICIT AND PURCHASE SALVAGEABLE MERCHANDISE WITH MISSING CHILDREN AWARENESS FOUNDATION, INC.: On December 1, 1993, the Company entered into an agreement to solicit salvageable merchandise for the Missing Children Awareness Foundation, Inc. ("MCAF"), a Florida not-for-profit corporation. MCAF shall pay the Company on a monthly basis a fee equal to eight percent (8%), as amended on January 1, 1996, of the total gross sales of the merchandise in excess of $1,600 per month to be sold by an affiliate of the Company, plus reimbursement of all expenses incurred by the Company in fulfilling its obligations pursuant to such agreement; provided, however, that in no event shall the total fee, including expense reimbursements, exceed fifty percent (50%) of the total gross sales price of the merchandise. The fee shall be paid monthly to the Company within twenty days following the end of each calendar month. The term of this agreement is five years, commencing on December 1, 1993, and terminating on November 30, 1998, with one five-year renewal option commencing December 1, 1998, unless terminated sooner or extended pursuant to the terms and conditions of this agreement. The Company exercised its five-year renewal option commencing December 1, 1998.

         Also on December 1, 1993, TSSB entered into an agreement to purchase salvageable merchandise from MCAF. Pursuant to such agreement, MCAF agreed to sell to TSSB all

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES merchandise received as contributions. The price to be paid to MCAF shall be based upon a percentage of the gross sales price of such merchandise. For the purpose of the agreement, the term "gross sales" shall mean the income derived from the sale of the merchandise. The purchase price shall be equal to the greater of $1,600 per month or 10%, as amended on January 1, 1996, of the gross sales of the merchandise per month, payable monthly, based upon gross sales of merchandise during the preceding calendar month. The term of this agreement shall be for a period of five years, commencing on December 1, 1993 and terminating on November 30, 1998, with one five-year renewal option, commencing on December 1, 1998, unless terminated sooner or extended pursuant to the terms and conditions of this agreement. The Company exercised its five year renewal option commencing on December 1, 1998. On January 1, 2000, the second amendment to this agreement was executed whereby the Orlando retail store and the West Dade retail store were included as parties to this agreement.

         AGREEMENT TO SOLICIT AND PURCHASE SALVAGEABLE MERCHANDISE WITH THE TEMPLE BETH AHM ISRAEL: On February 1, 1994, HTMI entered into an agreement to solicit salvageable merchandise for the Temple Beth Ahm Israel ("TBAI"), a Florida not-for-profit corporation. Pursuant to such agreement, TBAI has retained the services of HTMI to solicit and gather merchandise on its behalf. TBAI shall pay HTMI on a monthly basis a sum equal to seven percent, as amended on January 1, 1996, of the total gross sales of the merchandise in excess of $10,000 per month to be sold by an affiliate of HTMI, plus reimbursement of all expenses incurred by HTMI in fulfilling its obligations pursuant to such agreement; provided, however, that in no event shall the total fee, including expense reimbursements, exceed fifty percent (50%) of the total gross sales price of the merchandise. The fee shall be paid monthly to HTMI within five days following the charity's receipt of the fee due the charity from HTI. In the event HTI fails to pay TBAI, TBAI shall have no obligation to pay HTMI. The term of this agreement shall be for a period of five years, commencing on February 1, 1994; and terminating on February 1, 1999, with one five-year renewal option commencing February 1, 1999, unless terminated sooner or extended pursuant to the terms and conditions of this agreement. The Company exercised its five-year renewal option commencing February 1, 1999.

         Also on February 1, 1994, HTI entered into an agreement to purchase salvageable merchandise from TBAI. Pursuant to such agreement, TBAI agreed to sell to HTI all merchandise received as contributions. The price to be paid to TBAI shall be based upon a percentage of the gross sales price of such merchandise. For the purpose of the agreement, the term "gross sales" shall mean the income derived from the sale of the merchandise. The purchase price shall be equal to the greater of (1) $10,000 per month or (2) 10%, as amended on January 1, 1996, of the gross sales of the merchandise, payable monthly, based upon gross sales of merchandise during the preceding calendar month. The term of this agreement is five years, commencing on February 1, 1994, and terminating on February 1, 1999, with one five-year renewal option, commencing on February 1, 1999, unless terminated sooner or extended pursuant to the terms and conditions of this agreement. The Company exercised its five-year renewal option commencing February 1, 1999.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         AGREEMENT TO SOLICIT AND PURCHASE SALVAGEABLE MERCHANDISE WITH THE SAMUEL M. AND HELENE SOREF JEWISH COMMUNITY CENTER, INC.: On April 8, 1998, HTMI entered into an agreement to solicit salvageable merchandise for the Samuel M. and Helene Soref Jewish Community Center, Inc. (the "JCC"), a Florida not-for-profit corporation. Pursuant to such agreement, the JCC has retained the services of HTMI to solicit and gather merchandise on its behalf.

         The JCC shall pay HTMI on a monthly basis a sum equal to $1,000 per month, plus reimbursement of all expenses incurred by HTMI in fulfilling its obligations under the agreement (the "Fee"). In accordance with Florida law the JCC and HTMI have agreed that, among other things, the net amount to be realized by the JCC after the payment of the Fee to HTMI shall be $20,000 and, the compensation to HTMI, exclusive of direct expense reimbursements, as a percentage of gross revenues will be 6%. The term of this agreement is five years, commencing on April 1, 1998 and terminating on March 31, 2003, with one five-year renewal option unless terminated sooner or extended pursuant to the terms and conditions of the agreement.

         On April 8, 1998, TSNL entered into an agreement to purchase salvageable merchandise from the JCC. Pursuant to such agreement, the JCC agreed to sell to TSNL all merchandise received as contributions. The purchase price to be paid for the property shall include reimbursement of all expenses incurred in soliciting and collecting the goods plus an amount equal to $1,000 plus the greater of (1) $1,000 per month, or (2) 10% of all the furniture, as defined in the agreement, sold by TSNL.

         DEPENDENCE ON CHARITABLE DONATIONS: The Company realizes a significant portion of its revenues through the sale of donated charitable property. A recession and/or change in the federal tax laws relating to charitable donations could materially adversely affect the Company's business, operations, revenues and prospects.

         OPERATING LEASES: The Companies lease properties and equipment under non-cancelable operating lease agreements which expire through June 2002 and require minimum annual rentals. Certain leases provide for renewal options to extend the leases up to an additional seven years. Below is a summary of each of the respective lease terms.

         HTI leases its location pursuant to a non-cancelable operating lease which commenced on May 1, 1996 and expires on April 30, 2001. The lease contains an option to renew for one five-year period under the same terms and conditions, except that the rent for each option year shall increase five percent per annum.

         TSSB leases its location pursuant to a non-cancelable operating lease which commenced on May 1, 1996 and expires on April 30, 2001. The lease contains an option to renew for one five-year period under the same terms and conditions, except that the rent for each option year shall increase five percent per annum.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         TSWD leases its location pursuant to a non-cancelable operating lease which commenced on November 1, 1992 and expires on October 31, 1999. In 1999, the Company exercised its option to renew for one seven-year period under the same terms and conditions as the initial term which expires on October 21, 2004. Annual rent increases are based upon the consumer price index ("CPI") from a minimum of four percent (4%) to a maximum of eight percent (8%).

         NBCI leases its location pursuant to a non-cancelable operating lease which commenced on November 21, 1995 and expires on November 21, 2000. The lease contains two successive five-year renewal options. The first five-year renewal option was exercised in 1999 and expires on November 21, 2005. All terms and conditions of the lease shall remain the same during the first and second option period as they were during the initial term, except for rent increases. In addition to rent payments, NBCI is liable for its pro-rata share of real estate taxes assessed. NBCI receives a rent credit of $1.00 per square foot while the floor space adjacent to its location remains vacant. As of December 26, 1999, NBCI was not receiving the credit.

         TSNL leases its location pursuant to a non-cancelable operating lease which commenced on July 19, 1997 and expires on July 31, 2002. The lease contains two successive five-year renewal options. All terms and conditions of the lease shall remain the same during the first and second option period as they were during the initial term, except for rent increases.

         TRI leases its Pompano Beach store location pursuant to a non-cancelable operating lease which commenced on June 1, 1998 and expires on July 31, 2003. The lease contains two successive five-year renewal options. All terms and conditions of the lease shall remain the same during the first and second option period as they were during the initial term, except for rent increases.

         TRI leases its Orlando store location pursuant to a non-cancelable operating lease which commenced on May 1, 1999 and expires on June 30, 2004. The lease contains two successive five-year renewal options. All terms and conditions of the lease shall remain the same during the first and second option period as they were during the initial term, except for rent increases.

         TMI leases an automobile pursuant to a non-cancelable operating lease dated April 25, 1998 and expiring April 25, 2000. The lease requires monthly payments of $2,122. The Company is responsible for all registration, maintenance and insurance costs.

         HTMI leases 15 trucks pursuant to non-cancelable operating leases dated May 28, 1998, August 8, 1998 and December 8, 1998 and expiring May 27, 2003, August 7, 2003 and December 7, 2007, respectively. The leases require monthly fixed lease payments of $11,164. In addition, the leases requires payment of $0.07 per mile. The lessor is responsible for all maintenance and repair costs.

         TMI leases seven balers and three compactors for its seven stores pursuant to two non-cancelable operating leases which commenced on February 5, 1999 and expire on February 5, 2004. The leases require monthly payments of $2,111. The Company is responsible for all

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES maintenance, taxes and insurance costs.

         Total rent expense for the years ended December 26,1999 and December 27, 1998 under all operating leases amounted to $881,613 and $645,864, respectively.

         A schedule of approximate consolidated future minimum rental payments is as follows:

                  Year ending
                  -----------
                  2000                              $  878,000
                  2001                                 730,000
                  2002                                 608,000
                  2003                                 479,000
                  2004                                 303,000
                  Thereafter                         2,723,000
                                                    ----------
                                                    $3,271,000
                                                    ==========

         CONSULTING AGREEMENT: Effective January 1, 1998, the Company entered into a consulting agreement with a director of the Company pursuant to which the director will assist the Company in developing, studying and evaluating capital-raising and proposals to expand the Company's business, including through mergers and acquisitions. The agreement is for a six-month term that automatically renews for additional six-month terms unless terminated by the Company or the director at least fifteen days prior to the end of the then-current term. As compensation for services under the agreement, the Company granted to the director five-year options to purchase 66,000 shares of the Company's Common Stock at a price of $2.00 per share. The options vest as follows: 5,000 upon execution of the consulting agreement, 5,000 at the end of the initial six-month term, and 14,000 at the end of every six-month period thereafter until all of the options are vested and exercisable. Any unvested options will be cancelled if the consulting agreement is terminated by either party.

         INTERNET DEVELOPMENT AGREEMENT: On November 28, 1999, TMI entered into an internet product development agreement with BFW Advertising, Inc. whereby BFW Advertising will design and prepare a specialized interactive web site for the purpose of electronic commerce, marketing and promotion of TMI's subsidiary CACI. This agreement provides for payment of cash and shares of capital stock, payable in three equal installments. The total contract price for project application design and development is $84,960 (subject to price adjustments due to change orders), of which $28,800 shall be paid in cash and $56,160 in capital stock. The cash portion of the compensation shall be paid in three installment payments of $12,000, $8,800 and $8,000 on the payment milestones stated in the agreement and the $56,160 in capital stock shall be transferred in a single transaction upon final acceptance of the project, at the then market price of the shares so transferred. Any future price adjustments of the original contract price are payable 40% in cash and 60% in capital stock. In fiscal year 1999, a cash payment of $12,000 was made.

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES

         INVESTOR RELATIONS AGREEMENT: On December 2, 1999, TMI entered into an investor relations agreement with InsiderStreet.com, Inc. whereby InsiderStreet.com, Inc. provides a TMI listing on their home page, development of a corporate profile with an investor inquiry function, listing on "Companies to Watch" section and various press releases and corporate mentions. This agreement expires in 12 months and provides for a payment of $2,500 plus 125,000 restricted shares of common stock. The cash payment of $2,500 was made in the 1999 fiscal year ending December 26, 1999. On December 27, 1999 (fiscal year
2000), 125,000 restricted common shares were issued which were valued at $548,437 or 90% of the stock closing price. The Company has recorded the issuance of the 125,000 restricted common shares as of December 26, 1999. Amounts related to this agreement will be amortized over the twelve month period commencing December 27, 1999.

         EXECUTIVE EMPLOYMENT AGREEMENT: Effective June 1, 1996, the Company entered into a five-year employment agreement with its President which provides for an annual base salary of $286,000 (subject to a 10% annual automatic cost-of-living increase), an annual bonus in an amount equal to 1% of the Company's annual gross revenues subsequent to the date of the agreement, payment of life insurance premiums of approximately $12,000 annually and an automobile allowance of $1,500 per month. The agreement automatically renews at the end of each year for one additional year unless terminated by either party.

         In connection with the employment agreement, the President was also granted non-statutory performance options under the Company's 1996 Stock Option Plan to purchase 700,000 share of common stock. Of the total amount granted, 125,000 of such options will vest upon the opening or acquisition by the Company of the first new thrift store or related business following the consummation of the initial public offering ("IPO") and an additional 125,000 will vest when such first new thrift store or related business has operated profitably for one year. Similarly, 125,000 and 100,000 of such options will vest upon the opening or acquisition by the Company of each of the next two thrift stores or other businesses, respectively, and 125,000 and 100,000 will vest when such two thrift stores or related business, respectively, operate profitably for one year. Subject to such vesting, the options will be exercisable upon the later of (1) six months after consummation of the IPO (June 11, 1997) or (2) six months after the date of grant, and will expire 10 years from the date of grant. The exercise price of the options is $5.00 per share. As of December 26, 1999, 475,000 options were vested.

NOTE 9 -- STOCKHOLDERS' EQUITY

         INITIAL PUBLIC OFFERING: In December 1996, the Company consummated its IPO in which it sold 900,000 units (the "Units") at a price of $5.75 per Unit. Each Unit consisted of one share of Common Stock and one redeemable warrant to purchase one share of Common Stock for $5.00 per share (the "Warrants"). Of the 900,000 shares of Common Stock underlying the Units, 615,000 shares were offered by the Company and 285,000 shares were offered by an investor in the Company.

         Additionally, the Company had 600,000 warrants outstanding at December 27, 1998 as a

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES result of private placement transactions. In December 1998, the Company reduced the exercise price on its 1,500,000 redeemable warrants to $1.50. In 1999, a total of 10,700 Warrants were exercised at $1.50 per share and the remaining Warrants were redeemed by the Company for $.10 per Warrant.

         Preferred stock: The holders of the Company's Preferred Stock are entitled to vote with the holders of the common stock on all matters, except as required by law, with each share of preferred stock currently outstanding having 10 votes. The preferred stock has a liquidation preference of $.10 per share over the common stock. The preferred stock does not provide for the payment of a stated rate of dividends, is not convertible into common stock and is not mandatorily redeemable by the Company.

         STOCK ISSUED FOR CONSULTING SERVICES: On June 15, 1998, the Company issued 30,000 shares of its restricted Common Stock to a consultant in payment for services rendered to the Company. Such restricted Common Stock was valued at $30,374.

         The Company has adopted the 1996 Stock Option Plan, ("1996 Plan") under which options to acquire up to 1,000,000 shares of Common Stock may be granted. In 1998, the 1996 Plan was amended to increase the number of options that may be granted to 1,700,000. The 1996 Plan is designed to serve as an incentive for retaining qualified and competent employees, directors, consultants and independent contractors of the Company. The 1996 Plan provides for the granting of both "incentive stock options" (as defined in Section 422 of the Code) and non-statutory stock options.

         The following summarizes the activity in the 1996 Plan:

                                                                 December 26, 1999                        December 27, 1998
                                                        ------------------------------               ---------------------------
                                                                               Average                                  Average
                                                                              Exercise                                  Exercise
                                                          Shares               Price                 Shares              Price
                                                        ---------             --------               -------            --------
         STOCK OPTIONS
         Options at beginning of year                   1,566,805             $   3.18               915,000            $   3.83
         Options granted                                  150,065             $   3.82               651,805            $   1.61
         Options exercised                                (31,510)            $   2.06                    --                  --
         Options cancelled                               (348,293)            $   1.41                    --                  --
         Options  at end of year                        1,377,067             $   4.02             1,566,805            $   3.18
         At end of year:
         Shares exercisable                               834,705             $   3.62               521,758            $   3.38
         Weighted average fair value
         of options granted during the year                    --             $   1.07                    --            $   1.00



         The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," and, accordingly, recognized no compensation

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES expense for the stock option grants to employees when the market price on the underlying stock on the date of grant equals the exercise price of the Company's employee stock option. Stock option grants issued to non-employees are accounted for in accordance with SFAS No. 123.

         The stock options generally vest over a two year period and expire from 5 or 10 years from the date of grant.

         The Company issued options to acquire 113,065 restricted shares to employees during 1999 and 561,805 in 1998. The Company issued options to acquire 37,000 shares to non-employees during 1999 and 90,000 in 1998. Vesting periods range from the date of grant to two years. The Company did not recognize any compensation expense related to options issued to employees during 1999 and 1998. The Company recognized compensation expense amounting to $1,898 related to options issued to non-employees in 1999 and $95,200 in 1998.

         The following summarizes options outstanding at December 26, 1999:

                                                         Weighted Average
                                                            Remaining          Weighted Average         Number
     Range of Exercise Price      Number Outstanding     Contractual Life       Exercise Price       Exercisable
     -----------------------      -----------------      ----------------      ---------------       -----------
     $1.13 - $5.625                  1,377,067               7.3 years               $4.02              834,705



         Pro forma information has been determined as if the Company had accounted for its employee stock options and restricted shares under the fair value method. The fair value of each option grant is estimated on the date of grant using the Black Scholes pricing model with the following range of assumptions: risk free interest rate of 7%, dividend yield of 0%, expected lives of seven years and expected volatility of .18% to .21%. Total compensation expense related to options included in pro forma net loss for the years ended December 26, 1999 and December 27, 1998, amounted to $360,040 and $596,340, respectively. Had compensation cost for the stock based compensation plan applicable to employees been determined in accordance with SFAS No. 123, the Company's net loss would have been the following amounts:

                                                              Year Ended
                                                 ----------------------------------------
                                                 December 26, 1999      December 27, 1998
                                                 -----------------      -----------------
         Net Loss, as reported                       $ (679,811)          $  (672,444)
         Pro forma net loss                            (985,852)           (1,268,784)

         Pro forma loss per common share:
          Basic and diluted                               (0.45)                (0.59)



         The Company sponsors an employee stock ownership plan (ESOP) that covers all employees who have attained the age of 21 and have been credited with 1,000 hours of service, as defined in the plan. The Company makes annual contributions to the ESOP in such amounts as are determined by the Board of Directors. As of March 20, 2000, the Company has not made any contributions to the ESOP.

NOTE 10 -- RELATED PARTY TRANSACTIONS

         Effective January 4, 1998, the Board of Directors approved an agreement providing for the prepayment of up to $130,000 of 1998 salary and bonus of the Company's President with interest to be paid monthly at an annual rate of 8.5%. As of December 27, 1998, the prepaid

                    THRIFT MANAGEMENT, INC. AND SUBSIDIARIES salary and bonus was $15,266.

         Effective January 1, 1999, the Board of Directors approved a new agreement providing for the prepayment of up to $155,266 of future bonuses of the Company's President with interest to be paid monthly at an annual rate of 8.0% payable by December 31, 2000. The outstanding prepaid salary and bonus from 1998 was incorporated into the new agreement. As of December 26, 1999, the prepaid bonus was $63,025.

          Pursuant to a deferred compensation agreement dated March 10, 1995 with the Companies' former President, upon liquidation of any of the consolidated Companies, such liquidating entity shall pay the former President the sum of five (5%) percent of the gross sales proceeds from such liquidation payable fifty (50%) percent in the first year after liquidation and fifty percent (50%) in the second year after liquidation. Effective March 31, 1998, the former President agreed to the termination of the deferred compensation agreement.

         In 1999 and 1998, the Company paid approximately $16,800 and $23,400, respectively, to a marketing and advertising company controlled by a member of the Board of Directors.

NOTE 11 -- SUBSEQUENT EVENT

         In March 2000, the Company completed a private placement of a 7% convertible debenture with a principal amount of $1,000,000 (the "Debenture"). The Debenture matures on March 21, 2003, and is convertible into shares of the Company's Common Stock at a conversion rate equal to the lower of (i) 80% of the five day average closing bid price as reported for the five consecutive trading days prior to the conversion date or (ii) 80% of the five day average closing bid price as reported for the five consecutive trading days prior to the issuance of the Debenture (the "Conversion Price"), subject to adjustment as provided in the Debenture. Interest on the Debenture is payable at the time of conversion in cash or in shares of the Company's common stock, at the Company's option.

         The net proceeds to the Company from the sale of the Debenture totaled $825,000. The placement agent received a cash commission of $130,000, plus reimbursement of legal fees, and a five-year warrant to purchase 50,000 shares of the Company's Common Stock at an exercise price equal to 110% of the Conversion Price of the Debenture, subject to adjustment under the terms of such warrant.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article VIII of our Amended and Restated Articles of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law.

         The Company's Bylaws and the Florida Business Corporation Act provide for indemnification of directors and officers against certain liabilities. Pursuant to our Bylaws, officers and directors of the Company are indemnified, to the fullest extent available under Florida law, against expenses actually and reasonably incurred in connection with threatened, pending or completed proceedings, whether civil, criminal or administrative, to which an officer or director is, was or is threatened to be made a party by reasons of the fact that he or she is or was an officer, director, employee or agent of the Company. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to repay any such amounts if it is later determined that he or she was not entitled to be indemnified by the Company.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that its expenses in connection with this Post-Effective Amendment will be as follows:

         SEC registration fee ..............      $
         Legal fees and expenses ...........          *
         Accounting fees and expenses ......          *
         Miscellaneous .....................          *
                                                  ---------
         Total .............................      $
                                                  =========

* To be filed by amendment.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         See Note 9 to our consolidated financial statements included in the prospectus for a description of sales of unregistered securities by the Company during 1998 and 1999. All of such sales were made pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act.

ITEM 27. EXHIBITS.

Exhibit No.             Description of Exhibit
-----------             ----------------------
   (3.1)                Amended and Restated Articles of Incorporation of the Company(1)
   (3.2)                Amended and Restated Bylaws of the Company(1)
   (4.1)                Statement of Designation of Series A Preferred Stock(2)
   (4.2)                Form of Common Stock Certificate(2)
   (4.3)                7% Convertible Debenture in the principal amount of $1,000,000(12)
   (5.1)                Opinion of Broad and Cassel**
  (10.1)                Employment Agreement with Marc Douglas(1)
  (10.2)                1996 Stock Option Plan, as amended(3)
  (10.3)                Agreement to Purchase Salvageable Property between Hallandale Thrift, Inc.,
                        d/b/a The Jewish Bargain Thrift Shop, and Temple in the Pines, d/b/a Beth
                        Ahm Israel, as amended(4)
  (10.4)                Agreement to Solicit Salvageable Property between Hallandale Thrift
                        Management, Inc. and Temple in the Pines, d/b/a Beth Ahm Israel, as
                        amended(4)
  (10.5)                Agreement to Purchase Salvageable Property between Thrift Shops of South
                        Broward, Inc. d/b/a the Community Thrift Shop, Thrift Shops of West Dade,
                        Inc. and Missing Children Awareness Foundation, Inc., as amended(4)
  (10.6)                Agreement to Solicit Salvageable Property between the Company and Missing
                        Children Awareness Foundation, Inc., as amended(2)
  (10.7)                Second Amendment to Agreement to Solicit Salvageable Property between the
                        Company and Missing Children Awareness Foundation, Inc. dated July 24,
                        1997(5)
  (10.8)                Consulting Agreement dated January 1, 1998 between the Company and Jay M.
                        Haft(7)
  (10.9)                Promissory Note dated May 8, 1998 Marc Douglas, as maker, to the Company(8)
  (10.10)               Agreement to Solicit Property between Hallandale Thrift Management, Inc. and
                        Samuel M. and Helen Soref Jewish Community Center, Inc. dated April 8,
                        1998(9)
  (10.11)               Agreement to Purchase Property between Thrift Shops of North Lauderdale,
                        Inc. and Samuel M. and Helen Soref Jewish Community Center, Inc. dated
                        April 8, 1998(9)
  (10.12)               Amendment dated January 1, 2000 by and between the Company and the Missing
                        Children Awareness Foundation, Inc.(12)
  (21.1)                Subsidiaries of the Registrant(9)
  (23.1)                Consent of Berkowitz Dick Pollack & Brant LLP*
  (23.2)                Consent of Broad and Cassel (included in Exhibit 5.1)**
  (24.1)                Power of Attorney**
  (27)                  Financial Data Schedule(12)

----------
  *      Filed herewith.

  **     To be filed by amendment.

 (1) Incorporated by reference from exhibits filed with our Form SB-2 Registration Statement, File No. 333-5190-A (the "Form SB-2"), as originally filed.

 (2) Incorporated by reference from exhibits filed with Amendment No. 3 to Form SB-2.

 (3) Incorporated by reference from exhibits filed with our Quarterly Report on Form 10-QSB for the quarter ended March 28, 1999.

 (4) Incorporated by reference from exhibits filed with Amendment No. 1 to Form SB-2.

 (5) Incorporated by reference from exhibits filed with our Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997.

 (6) Incorporated by reference from exhibits filed with our Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.

 (7) Incorporated by reference from exhibits filed with our Annual Report on Form 10-KSB for the year ended December 31, 1997.

 (8) Incorporated by reference from exhibits filed with our Quarterly Report on Form 10-QSB for the quarter ended March 29, 1998.

 (9) Incorporated by reference from exhibits filed with Post-Effective Amendment No. 3 to Form SB-2.

(10) Incorporated by reference from exhibits filed with our Annual Report on Form 10-KSB for the year ended December 27, 1998.

(11) Incorporated by reference from exhibits filed with our Quarterly Report on Form 10-QSB for the quarter ended June 27, 1999.

(12) Incorporated by reference from exhibits filed with our Annual Report on Form 10-KSB for the year ended December 26, 1999.

ITEM 28. UNDERTAKINGS.

         RULE 415 OFFERING. The undersigned company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and (iii) include any additional or changed material information in the plan of distribution.

         (2) For determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

         ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         TRANSACTIONS WITH OR BY SELLING SECURITY HOLDERS. The undersigned registrant hereby undertakes to file a post-effective amendment to this Registration Statement in the event that there is a change in the plans, proposals, agreements, arrangements or understandings, if any, with respect to transactions with or by selling security holders.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the city of Hallandale in the State of Florida on the 14th day of April, 2000.


                                       THRIFT MANAGEMENT, INC.



                                       By:  /s/  Marc Douglas
                                          -------------------------------------
                                          Marc Douglas, Chief Executive Officer
                                          and President

         In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

          Signature                                      Title                                        Date
          ---------                                      -----                                        ----

 /s/  Marc Douglas                               Chief Executive Officer,                       April 14, 2000
-------------------------------------              President and Director
Marc Douglas



 /s/  Ileen Little                                Vice President, Secretary                     April 14, 2000
-------------------------------------              and Director

Ileen Little



 /s/  Stephen L. Wiley                            Chief Financial Officer                       April 14, 2000
-------------------------------------              and Director
Stephen L. Wiley



 /s/  Howard L. Rothchild                        Director                                       April 14, 2000
-------------------------------------
Howard L. Rothchild



 /s/  Jay M. Haft                                Director                                       April 14, 2000
-------------------------------------
Jay M. Haft







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